FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Annual Report on Corporate Governance - Financial year 2005	51

APPENDIX I

ANNUAL REPORT ON CORPORATE GOVERNANCE

LISTED COMPANIES

DATA IDENTIFYING ISSUER	FINANCIAL YEAR	2005

TAX ID CODE: A-28015865

Registered name: TELEFÓNICA, S.A.

Registered offices: GRAN VIA, 28 MADRID MADRID 28013 SPAIN

MODEL OF ANNUAL CORPORATE GOVERNANCE REPORT FOR LISTED COMPANIES

For a full understanding of this form and subsequent drafting of the report, please read the instructions attached for this purpose at the end of this form.
A	SHAREHOLDING STRUCTURE

A.1. Fill in the following tables on the company’s share capital:
Latest date of any change	Share Capital (€)	Number of shares
07-06-2005	4,921,130,397.00	4,921,130,397.00

If there are different types of shares, indicate in the following table:
Type	Number of shares	Nominal unit value
ALL THE SHARES ARE OF THE SAME TYPE.	4,921,130,397.00	1.00

A.2. List the direct and indirect holders of significant shareholdings in your organisation at the end of its financial year, excluding members of its Board of Directors:
Name or corporate name of shareholder	Number of shares held directly	Number of shares held indirectly (*)	% Total/share capital
CAJA DE AHORROS Y PENSIONES DE BARCELONA, "LA CAIXA"	69,406,501	181.059.565	5,090
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	326.256.235	93.508	6,632

(*) Through:
Name or corporate name of direct shareholder	Number of shares held directly	%/ Share capital
Caixa Holding, S.A. Sociedad Unipersonal	161.913.810	3,290
Caixa de Barcelona de Seguros de Vida, Sociedad Anónima de Seguros y Reaseguros, S.A.	19.145.755	0,389
Assegurances Principat, S.A. (Andorra)	49.919	0,001
BBVA Seguros, S.A. (España)	32.409	0,001
Consolidar Cia. De Seguros de Vida, S.A. (Argentina)	9.308	0,000
Consolidar Aseguradora de Riesgos del Trabajo, S.A. (Argentina)	1.872	0,000
Total:	181,153,073

Indicate the most significant movements in the shareholding structure during the financial year:
Name or corporate name of shareholder	Date of transaction	Description of transaction

A.3. Fill in the following tables on company directors holding company shares:
Name or corporate name of Company Director	Date of first appointment	Date of last appointment	Number of shares held directly	Number of shares held indirectly	% Total /share capital
MR. CÉSAR ALIERTA IZUEL	29-01-1997	12-04-2002	923,200	78,000	0.020
MR. ISIDRO FAINÉ CASAS	26-01-1994	15-06-2001	144,978	0	0.003
MR. GREGORIO VILLALABEITIA GALLARRAGA	27-02-2002	12-04-2002	55	0	0.000
MR. FERNANDO DE ALMANSA MORENO-BARREDA	26-02-2003	11-04-2003	3,849	0	0.000
MR. MAXIMINO CARPIO GARCÍA	29-01-1997	12-04-2002	8,069	0	0.000
MR. CARLOS COLOMER CASELLAS	28-03-2001	15-06-2001	564	22,450	0.000
MR. ALFONSO FERRARI HERRERO	28-03-2001	15-06-2001	1,883	103,480	0.002
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	12-04-2002	12-04-2002	39,476	150,000	0.004
MR. MIGUEL HORTA E COSTA	17-03-1998	11-04-2003	368	0	0.000
MR. PABLO ISLA ALVAREZ DE TEJERA	12-04-2002	12-04-2002	401	0	0.000
MR. LUIS LADA DÍAZ	10-08-2000	15-06-2001	31,200	0	0.001
MR. JULIO LINARES LÓPEZ	21-12-2005	21-12-2005	24,420	2,067	0.001
MR. ANTONIO MASSANELL LAVILLA	21-04-1995	15-06-2001	2,190	667	0.000
MR. VITALINO MANUEL NAFRIA AZNAR	21-12-2005	21-12-2005	300	0	0.000
MR. ENRIQUE USED AZNAR	12-04-2002	12-04-2002	20,228	34,000	0.001
MR. MARIO EDUARDO VÁZQUEZ	20-12-2000	15-06-2001	10	0	0.000
MR. ANTIONIO VIANA-BAPTISTA	12-01-2000	04-02-2000	22,873	0	0.000

(*) Through:
Name or corporate name of direct shareholder	Number of shares held directly
GRUPO ARCE DE INVERSIONES, S.A. SICAV	78,000
AHORRO BURSÁTIL SICAV, S.A.	22,450
INVERSIONES SINGLADURA, S.A.	20,800
FINALFESA, S.A.	82,680
ELETRES, S.L.	150,000
MS. BEGOÑA LINARES ROMAÑA	367
JUDBEM DE INVERSIONES, S.A. SICAV	1,700
MS.GEMMA MASSANELL BOLET	667
REVIEW INVERSIONES, S.A.SICAV	34,000
Total:	390,664

% of total equity held by the Board of Directors	0.032

Fill in the following tables on company directors holding company share options:
Name or corporate of Company Director	Number of options held directly	Number of options held indirectly	Equivalent number of shares	%Total/share capital

A.4. Where applicable, indicate any family, commercial, contractual or corporate relationships between owners of significant shareholdings, as far as the Company is aware, unless of little relevance or ensuing from ordinary trading or exchange:
Name or corporate name of related party	Type of relationship	Brief description

A.5. Where applicable, indicate any commercial, contractual or corporate relationships between owners of significant shareholdings and the company, unless of little relevance or ensuing from ordinary trading or exchange:
Name or corporate name of related party	Type of relationship	Brief description
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	Corporate	JOINT SHAREHOLDING WITH TELEFÓNICA MÓVILES ESPAÑA, S.A.U. IN MOBIPAY ESPAÑA, S.A. AND WITH TELEFÓNICA MOVILES, S.A. IN MOBIPAY INTERNACIONAL, S.A.
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	Corporate	JOINT SHAREHOLDING WITH TELEFÓNICA DE CONTENIDOS, S.A.U. IN HISPASAT, S.A.
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	Corporate	JOINT SHAREHOLDING WITH TELEFÓNICA, S.A. IN UNO-E BANK, S.A.
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	Corporate	JOINT SHAREHOLDING WITH TELEFÓNICA, S.A. IN ATENTO, N.V.

A.6. Indicate any shareholders agreements that have been reported to the company:
Parties to paracorporate agreements	% of share capital affected	Brief description of the agreement

Indicate any concerted actions among company shareholders of which the company is aware:
Parties to concerted actions	% of share capital affected	Brief description of the concerted action

Expressly indicate any change in or break-up of said concerted actions or agreements.

A.7. Indicate whether any person or organisation exercises or may exercise control over the company pursuant to Article 4 of the Securities Market Law:
Name or corporate name

Comments

A.8. Fill in the following tables on the company’s treasury stock:

At year end:
Number of shares held directly	Number of shares held indirectly	% Total /share capital
136,647,061	0	2.777

(*) Through:
Name or corporate name of direct shareholder	Number of shares held directly

Total:

List any significant variations that have occurred during the financial year, according to Royal Decree 377/1991:
Date	Number of direct shares	Number of indirect shares	% Total /share capital
15-02-2005	246,104,407	0	4.966
28-07-2005	23,594,967	0	0.479
04-11-2005	87,373,284	0	1.775
22-11-2005	136,923,284	0	2.782

Revenue from treasury stock transactions throughout the year (in thousands of euros)	335,757

A.9. Detail the terms and conditions of any authorisation(s) conferred by the General Shareholders’ Meeting to the Board of Directors to purchase and/or transfer the treasury stock described in section A.8. above.

The Ordinary General Shareholders’ Meeting of Telefónica, at its session held on May 31st 2005, resolved to renew the authorisation granted by the GSM of April 30th 2004, for the derivative acquisition of treasury stock, either directly or through Group companies, in the terms literally transcribed as follows:

"To authorise, as set forth in Articles 75 and next of the current Spanish Corporations Law (Ley de Sociedades Anónimas), the acquisition, at any moment and as many times as considered necessary by Telefónica, S.A. – either directly or through any of the subsidiary companies of which it is the dominant company – of the Company’s treasury stock, through a purchase-sale or by any other legal onerous title.

The minimum acquisition price or compensation will be equivalent to the nominal value of the treasury stock acquired and the maximum acquisition price or compensation will be equal to the market value of the treasury stock on an official secondary market at the time of the acquisition.

Said authorisation is granted for a period of 18 months, reckoned from the date of the current Annual General Shareholders’ Meeting, and is expressly subject to the limitation that, at any time, the nominal value of the treasury stock acquired under this authorisation, added to that already held by Telefónica, S.A. and any of the controlled subsidiary companies, may exceed 5 percent of the share capital at the time of the acquisition, respecting the limitations set for the acquisition of treasury stock as imposed by the regulatory authorities of the markets on which Telefónica, S.A. shares are quoted.

It is expressly noted that the authorisation granted for the acquisition of treasury stock can be used wholly or partially for the acquisition of these shares of Telefónica, S.A., and that the Company must deliver or transfer to its directors or employees, or to those of the companies in its Group, directly or as a consequence of these having exercised their option rights, all within the framework of the referenced remuneration systems as the market value of the company shares approved in due form.

To empower the Board of Directors, in the broadest possible terms, to exercise the authorization derived from this resolution and to execute the remaining items included in this, enabling the Board of Directors to delegate in the Executive Committee, the Executive Chairman of the Board or any other person expressly empowered by the Board to this effect.

The unexecuted part of the resolution adopted by the Company’s Annual General Shareholders’ Meeting of April 30th, 2004, in relation to point IV of the Agenda of this same Meeting, shall remain null and void."

A.10. Indicate any restrictions under law or the company articles of association on exercising voting rights and any legal restrictions on the acquisition and/or transfer of company stock:

(i) Restrictions on exercising voting rights:

In accordance with Article 21 of the Company Articles of Association, no shareholder shall be allowed to cast a number of votes representing more than ten percent of the overall share capital entitled to voting rights existing at any time, regardless of the number of shares he/she actually holds. In ascertaining the maximum number of votes which each shareholder may cast, only those shares owned by each shareholder shall be taken into account, and the shares belonging to other shareholders who have appointed such shareholder as their proxy shall not be included, without prejudice to the aforementioned ten percent limit, which shall apply equally to every represented shareholder.

The limit set out in the above paragraph shall likewise apply to the maximum number of votes that may be cast – either jointly or individually – by two or more shareholding companies belonging to the same group of companies, and to the maximum number of votes which may be cast by an individual or a corporate body holding shares in the Company which are directly or indirectly controlled by that individual or corporate body.

(ii) Limits on the acquisition and/or transfer of company stock:

There are no provisions in the Articles of Association restricting or limiting the free transfer of Telefónica stock.

Notwithstanding the above, Law 62/2003, December 30, on Tax, Administrative, Labor and Social Security Measures, based on the judgment of the European Court of Justice of May 13, 2003, amended the administrative authorization system set out in Law 5/1995, March 23, on the legal regime applicable to the disposal of public shareholdings in certain companies, to which certain corporate transactions and agreements of Telefónica S.A., Telefónica Móviles S.A., Telefónica Móviles España, S.A.U. and Telefónica de España, S.A.U. are subject pursuant to Royal Decree 8/1997, January 10.

The reform introduced a new model for administrative involvement, replacing the system of prior authorization with that of subsequent notification. The cases that must be notified were also reduced.

Specifically, provided no change in control occurs, it is now no longer necessary to notify the sale or encumbrance of shares representing up to 50% of the share capital in transactions concerning (i) Telefónica S.A’s shares in Telefónica de España S.A.U., (ii) Telefónica S.A.’s shares in Telefónica Móviles S.A. and (iii) Telefónica Móviles S.A.’s shares in Telefónica Móviles España S.A.U.

Notification is still required, however, for any direct, indirect or triggered acquisition, even through third-party trusts or third parties intermediaries, of shares in Telefónica S.A. or in Telefónica Móviles S.A. when they result in the disposal of at least 10% of the share capital. However, cases constituting mere financial transactions that do not have as their objective the control and/or management of these companies are excluded.

In addition, the disposal or encumbrance by Telefónica de España and Telefónica Móviles España of certain strategic assets located in Spain still have to be notified, except when these transactions are carried out between Group companies.

B	STRUCTURE OF CORPORATE ADMINISTRATION

B.1. Board of Directors

B.1.1. Detail the maximum and minimum number of directorships established under the articles of association:

Maximum number of Directors	20
Minimum number of Directors	5

B.1.2. Fill in the following table with the Board members and their details.
Name or corporate name of director	Represented by	Post	Date of first appointment	Date of last appointment	Election procedure
MR. CÉSAR ALIERTA IZUEL		CHAIRMAN	29-10-1997	12-04-2002	COOPTION WITH SUBSEQUENT RATIFICATION BY THE GENERAL SHAREHOLDERS’ MEETING
MR. ISIDRO FAINÉ CASAS		VICE CHAIRMAN	26-01-1994	15-06-2001	COOPTION WITH SUBSEQUENT RATIFICATION BY THE GENERAL SHAREHOLDERS’ MEETING
MR. GREGORIO VILLALABEITIA GALARRAGA		VICE CHAIRMAN	27-02-2002	12-04-2002	COOPTION WITH SUBSEQUENT RATIFICATION BY THE GENERAL SHAREHOLDERS’ MEETING
MR. FERNANDO DE ALMANSA MORENO-BARREDA		DIRECTOR	26-02-2003	11-04-2003	COOPTION WITH SUBSEQUENT RATIFICATION BY THE GENERAL SHAREHOLDERS’ MEETING
MR. MAXIMO CARPIO GARCÍA		DIRECTOR	29-01-1997	12-04-2002	COOPTION WITH SUBSEQUENT RATIFICATION BY THE GENERAL SHAREHOLDERS’ MEETING
MR. CARLOS COLOMER CASELLAS		DIRECTOR	28-03-2001	15-05-2001	COOPTION WITH SUBSEQUENT RATIFICATION BY THE GENERAL SHAREHOLDERS’ MEETING
MR. ALFONSO FERRARI HERRERO		DIRECTOR	28-03-2001	15-06-2001	COOPTION WITH SUBSEQUENT RATIFICATION BY THE GENERAL SHAREHOLDERS’ MEETING
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO		DIRECTOR	12-04-2002	12-04-2002	GENERAL SHAREHOLDERS’ MEETING
MR. MIGUEL HORTA E COSTA		DIRECTOR	17-03-1998	11-04-2003	GENERAL SHAREHOLDERS’ MEETING
MR. PABLO ISLA ÁLVAREZ DE TEJERA		DIRECTOR	12-04-2002	12-04-2002	GENERAL SHAREHOLDERS’ MEETING
MR. LUIS LADA DÍAZ		DIRECTOR	10-08-2000	15-06-2001	COOPTION WITH SUBSEQUENT RATIFICATION BY THE GENERAL SHAREHOLDERS’ MEETING
MR. JULIO LINARES LOPEZ		DIRECTOR	21-12-2005	21-12-2005	COOPTION
MR. ANTONIO MASSANELL LAVILLA		DIRECTOR	21-04-1995	15-06-2001	GENERAL SHAREHOLDERS’ MEETING
MR. VITALINO MANUEL NAFRIA AZNAR		DIRECTOR	21-12-2005	21-12-2005	COOPTION
MR. ENRIQUE USED AZNAR		DIRECTOR	12-04-2002	12-04-2002	GENERAL SHAREHOLDERS’ MEETING
MR. MARIO EDUARDO VÁZQUEZ		DIRECTOR	20-12-2000	15-06-2001	COOPTION WITH SUBSEQUENT RATIFICATION BY THE GENERAL SHAREHOLDERS’ MEETING
MR. ANTONIO VIANA-BAPTISTA		DIRECTOR	12-01-2000	04-02-2000	COOPTION WITH SUBSEQUENT RATIFICATION BY THE GENERAL SHAREHOLDERS’ MEETING

Total number of Directors	17

Indicate any members leaving the Board during this period:
Name or corporate name of director	Date of leaving
MR. JOSE FONOLLOSA GARCÍA	29-06-2005
MR. ANTONIO J. ALONSO UREBA	28-09-2005
MR. JESÚS MARÍA CADENATO MATÍA	21-12-2005
MR. JOSÉ ANTONIO FERNÁNDEZ RIVERO	21-12-2005

B.1.3 Fill in the following table on the Board members and their different directorships:

                                     EXECUTIVE DIRECTORS
Name or corporate name of director	Commission proposing appointment	Post within the company organisation
MR. CÉSAR ALIERTA IZUEL	NOMINATING, COMPENSATION, AND CORPORATE GOVERNANCE COMMITTEE	CHAIRMAN OF TELEFÓNICA
MR. LUIS LADA DÍAZ	NOMINATING, COMPENSATION, AND CORPORATE GOVERNANCE COMMITTEE	DIRECTOR. CHAIRMAN OF TELEFÓNICA DE ESPAÑA
MR. JULIO LINARES LOPEZ	NOMINATING, COMPENSATION, AND CORPORATE GOVERNANCE COMMITTEE	GENERAL MANAGER OF DEVELOPMENT AND COORDINATION OF THE BUSINESS AND SYNERGIES
MR. MARIO EDUARDO VÁZQUEZ	NOMINATING, COMPENSATION, AND CORPORATE GOVERNANCE COMMITTEE	DIRECTOR
MR. ANTONIO VIANA-BAPTISTA	NOMINATING, COMPENSATION, AND CORPORATE GOVERNANCE COMMITTEE	DIRECTOR. CHAIRMAN OF TELEFÓNICA MÓVILES

                                    EXTERNAL PROPRIETARY DIRECTORS

Name or corporate name of director	Commission proposing appointment	Name or corporate name of the significant shareholder represented or who proposed the appointment
MR. GREGORIO VILLALABEITIA GALARRAGA	NOMINATING, COMPENSATION, AND CORPORATE GOVERNANCE COMMITTEE	BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
MR. VITALINO MANUEL NAFRIA AZNAR	NOMINATING, COMPENSATION, AND CORPORATE GOVERNANCE COMMITTEE	BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
MR. ISIDRO FAINÉ CASAS	NOMINATING, COMPENSATION, AND CORPORATE GOVERNANCE COMMITTEE	LA CAIXA, CAJA DE AHORROS Y PENSIONES DE BARCELONA
MR. ANTONIO MASSANELL LAVILLA	NOMINATING, COMPENSATION, AND CORPORATE GOVERNANCE COMMITTEE	LA CAIXA, CAJA DE AHORROS Y PENSIONES DE BARCELONA

                                    EXTERNAL INDEPENDENT DIRECTORS

Name or corporate name of director	Commission proposing appointment	Profile
MR. FERNANDO DE ALMANSA MORENO-BARREDA	NOMINATING, COMPENSATION, AND CORPORATE GOVERNANCE COMMITTEE	HOLDER OF LAW DEGREE, ON LEAVE FROM THE DIPLOMATIC CORPS. FORMERLY HEAD OF STAFF AT THE HOME OF HIS MAJESTY KING JUAN CARLOS I.
MR. MAXIMO CARPIO GARCÍA	NOMINATING, COMPENSATION, AND CORPORATE GOVERNANCE COMMITTEE	DOCTOR IN ECONOMICS. PROFESSOR OF APPLIED ECONOMICS AT THE UNIVERSIDAD AUTÓNOMA DE MADRID.
MR. CARLOS COLOMER CASELLAS	NOMINATING, COMPENSATION, AND CORPORATE GOVERNANCE COMMITTEE	HOLDER OF AN ECONOMICS DEGREE. CHAIRMAN OF THE COLOMER GROUP.
MR. ALFONSO FERRARI HERRERO	NOMINATING, COMPENSATION, AND CORPORATE GOVERNANCE COMMITTEE	HOLDER OF ECONOMICS DEGREE. FORMERLY EXECUTIVE CHAIRMAN OF BETA CAPITAL, S.A. AND SENIOR MANAGER AT BANCO URQUIJO
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	NOMINATING, COMPENSATION, AND CORPORATE GOVERNANCE COMMITTEE	INDUSTRIAL ENGINEER. CHAIRMAN AND DIRECTOR OF ALTADIS, S.A.
MR. MIGUEL HORTA E COSTA	NOMINATING, COMPENSATION, AND CORPORATE GOVERNANCE COMMITTEE	HOLDER OF ECONOMICS DEGREE. CHAIRMAN OF PORTUGAL TELECOM, SGPS, S.A.
MR. PABLO ISLA ÁLVAREZ DE TEJERA	NOMINATING, COMPENSATION, AND CORPORATE GOVERNANCE COMMITTEE	HOLDER OF LAW DEGREE. STATE LAWYER. CHAIRMAN OF INDITEX, S.A.
MR. ENRIQUE USED AZNAR	NOMINATING, COMPENSATION, AND CORPORATE GOVERNANCE COMMITTEE	TELECOMMUNICATIONS ENGINEER. CHAIRMAN OF AMPER, S.A.

                                    OTHER EXTERNAL DIRECTORS
Name or corporate name of director	Committee proposing appointment

List the reasons why they cannot be considered independent or proprietary:

Indicate any variations that have occurred in the type of each director:
Name or corporate name of director	Date of change	Previous type	Current type

B.1.4. Indicate whether the types of directors set out in the previous point corresponds to the distribution established in the Board Regulations:

When considering the present composition of the Board of Directors and the principles governing the same – established in the Board of Directors Regulations, second title – the current composition is in accordance with the aforementioned Regulations and with the established guidelines of Corporate Governance. The Board is comprised of a significant number of independent Directors (eight), and the external Directors (including Proprietary and Independents) are in majority over executive Directors (twelve vs. five). Furthermore, there is a majority of independent Directors over proprietary Directors (eight vs. four) on the Board.

B.1.5. Indicate, if the case may be, any powers delegated to the Managing Director(s):

Name or corporate name of director	Brief description
CÉSAR ALIERTA IZUEL

At the date of preparation of the present report, the position of Managing Director does not exist. However, the Executive Chairman has been delegated all the powers of the Board of Directors, except those which may not be delegated by law or under the Articles of Association.

B.1.6. Identify any board members in senior management or directive posts in other companies forming part of the listed company:
name or corporate name of director	Corporate name of the group company	Post
MR. GREGORIO VILLALABEITIA GALARRAGA	Telefónica Internacional, S.A.U.	DIRECTOR
MR. FERNANDO DE ALMANSA MORENO-BARREDA	Telefónica Internacional, S.A.U	DIRECTOR
	Telefónica Móviles, S.A.	DIRECTOR
	Telefónica de Argentina, S.A	DIRECTOR
	Telefónica del Perú, S.A.A	DIRECTOR
MR. MAXIMINO CARPIO GARCÍA	Telefónica Móviles, S.A.	DIRECTOR
MR. ALFONSO FERRARI HERRERO	Telefónica Internacional, S.A.U.	DIRECTOR
	Compañía de Telecomunicaciones de Chile, S.A.	DIRECTOR
	Telefónica del Perú, S.A.A.	DIRECTOR
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	Telefónica Internacional S.A.U	DIRECTOR
MR. ANTONIO MASSANELL LAVILLA	Telefónica Móviles, S.A.	DIRECTOR
MR. LUIS LADA DÍAZ	Telefónica de España S.A.U.	CHAIRMAN
	Telefónica Móviles, S.A.	DIRECTOR
	Telefónica Internacional S.A.U	DIRECTOR
	Cesky Telecom. a.s.	Vice president of the Supervisory Board of Directors
MR. JULIO LINARES LÓPEZ	Telefónica de España, S.A.U.	DIRECTOR
	Telefónica Data España, S.A.U.	DIRECTOR
	Telefónica DataCorp, S.A.	DIRECTOR
	Teleinformática y Comunicaciones S.A.U.	CHAIRMAN
	Cesky Telecom, a.s	Vice president of the Supervisory Board of Directors
MR. ENRIQUE USED AZNAR	Telefónica Internacional, S.A.U.	DIRECTOR
	Telecomunicaciones de Sao Paolo, S.A	DIRECTOR
	Telefónica del Perú, S.A.A	DIRECTOR
MR. MARIO EDUARDO VÁZQUEZ	Telefónica Internacional, S.A.U.	DIRECTOR
	Telefónica de Argentina, S.A.	CHAIRMAN
	Telefónica Holding de Argentina, S.A.	VICE PRESIDENT
	Compañía Internacional de Telecomunicaciones, S.A.	VICE PRESIDENT
	Telefónica Móviles de Argentina, S.A	CHAIRMAN
	Telefónica Comunicaciones Personales, S.A.	MANAGER
	Radio Servicios, S.A.	MANAGER
	Telinver, S.A.	CHAIRMAN
	Telefónica Data Argentina, S.A.	CHAIRMAN
	Terra Networks Argentina, S.A.	VICE PRESIDENT
MR ANTONIO VIANA-BAPTISTA	Telefónica Internacional, S.A.U	DIRECTOR
	Telefónica de España, S.A.U.	DIRECTOR
	Telefónica Móviles, S.A.	CHAIRMAN
	Telefónica Móviles España, S.A.U.	CHAIRMAN
	Brasilcel, N.V.	DIRECTOR
	Cesky Telecom, a.s	Member of the Supervisory Board of Directors

B.1.7. List any company board members who are also members of the board(s) of directors in other companies listed on official securities markets in Spain, other than your own group, that have been reported to the company:
Name or corporate name of director	Listed company	Post
MR. CÉSAR ALIERTA IZUEL	ALTADIS, S.A.	DIRECTOR
MR. ISIDRO FAINÉ CASAS	ABERTIS INFRAESTRUCTURAS, S.A.	CHAIRMAN
MR. CARLOS COLOMER CASELLAS	ALTADIS, S.A.	VICE CHAIRMAN
	INDO INTERNACIONAL, S.A.	VICE CHAIRMAN
	AHORRO BURSÁTIL, S.A. SICAV	CHAIRMAN
	INVERSIONES INMOBILIARIAS URQUIOLA, S.A. SICAV	CHAIRMAN
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	ALTADIS, S.A.	DIRECTOR
	CORTEFIEL, S.A.	EXECUTIVE CHAIRMAN
MR. PABLO ISLA ÁLVAREZ DE TEJERA	INDITEX, S.A.	EXECUTIVE CHAIRMAN
MR. LUIS LADA DÍAZ	SOGECABLE, S.A.	DIRECTOR
MR. ENRIQUE USED AZNAR	AMPER, S.A.	CHAIRMAN
MR. GREGORIO VILLALABEITIA GALARRAGA	IBERIA LÍNEAS AÉREAS DE ESPAÑA, S.A.	DIRECTOR

B.1.8. Fill in the following tables regarding the accrued aggregate remuneration of Directors during the year:

a) in the company subject to this report:

Remuneration from	Thousand euros
Fixed remuneration	6,268
Variable remuneration	3,147
Allowances	210
Token payments	0
Share options and/or other financial instruments	0
Others	3,677
TOTAL:	13,302

Other benefits	Thousand euros
Advances	0
Loans granted	0
Pension Plans and Funds: Contributions	39
Pension Plans and Funds: Obligations contracted	0
Life insurance premiums	102
Guarantees constituted by the company in favour of directors	0

        b) for directors belonging to other boards of directors and/or senior management of group companies:
Remuneration from	Thousand euros
Fixed remuneration	1,883
Variable remuneration	702
Allowances	19
Token payments	0
Share options and/or other financial instruments	0
Others	50
TOTAL:	2,654

Other benefits	Thousand euros
Advances	0
Loans granted	0
Pension Plans and Funds: Contributions	8
Pension Plans and Funds: Obligations contracted	0
Life insurance premiums	13
Guarantees constituted by the company in favour of directors	0

        c) total remuneration by type of directorship:
Type of director	By company	By group
Executive	10,649	1,961
External proprietary	1,229	120
External independent	1,424	573
Other external	0	0
TOTAL	13,302	2,654

        d) regarding the attributable profit of the controlling company:
Total directors’ remuneration	15,956
Total directors’ remuneration / attributable profit of the controlling company	0.359

B.1.9. Identify the members of senior management who are not executive directors and indicate total remuneration accruing to them during the year:

Name or corporate name	Post
MR. LUIS ABRIL PÉREZ	GENERAL MANAGER OF CORPORATE COMMUNICATION
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	EXECUTIVE CHAIRMAN OF TELEFÓNICA INTERNACIONAL, S.A.U.
MR. SANTIAGO FERNÁNDEZ VALBUENA	GENERAL MANAGER OF FINANCE AND SHARED RESOURCES
MR. GUILLERMO FERNÁNDEZ VIDAL	GENERAL MANAGER
MR. JAVIER NADAL ARIÑO	GENERAL MANAGER OF INSTITUTIONAL RELATIONSHIPS AND THE TELEFÓNICA FUNDATION
MR. CALIXTO RÍOS PÉREZ	GENERAL MANAGER OF AUDITING AND MANAGEMENT RESOURCES
MR. JUAN CARLOS ROS BRUGUERAS	GENERAL MANAGER OF THE LEGAL SERVICES
MR. RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES	GENERAL COUNSEL AND SECRETARY TO THE BOARD OF DIRECTORS

Total remuneration of senior management (thousand euros)	7,715

B.1.10. Identify in aggregate terms any guarantees or "golden parachute" clauses benefiting senior managers (including executive directors) of the company or its group. Indicate whether these contracts must be reported to and/or approved by the governing bodies of the company or its group.

Number of beneficiaries	60

	Board of Directors	General Shareholders’ Meeting
Body authorising the clauses	x
		YES	NO
Is the General Shareholders’ Meeting informed of these clauses?		X

B.1.11. Indicate the process for establishing board members’ remuneration and any relevant clauses in the Articles of Association regarding such payment.

In accordance with Article 28 of the Articles of Association, Directors’ remuneration shall be comprised of a fixed monthly allowance plus expenses for attending meetings of the Board of Directors and its management or consultative Committees. Any remuneration the Company may pay its Directors collectively under either of the foregoing headings shall be that set for that purpose by the General Shareholders’ Meeting, and shall remain in force until this body resolves that it be changed. The Board of Directors shall determine the exact amount to be paid within that ceiling and how it is divided amongst the various Directors. To this effect, the General Shareholders’ Meeting held on April 11th 2003 fixed the maximum gross annual sum for remuneration to the Board of Directors at 6 million euros.

Additionally, apart from such remuneration as is provided for under the previous section and applicable for all directors, other remuneration systems may be created that may either be indexed to the list value of the shares, or consist of stock or of stock options for the Directors. The application of said remuneration systems must be authorised by the General Shareholders’ Meeting, which shall fix the stock value that is to be taken as the term of reference thereof, the number of shares to be given to each Director, the exercise price of the stock options, the term of such remuneration system and such other terms and conditions as deemed appropriate.

At this moment, there is no remuneration system in existence at Telefónica indexed to the list value of shares or that entails the handover of stock or stock options to Directors.

The remuneration systems set out in the preceding paragraphs, arising from membership in the Board of Directors, shall be deemed compatible with any and all other professional or work-based compensations to which the Directors may be entitled in consideration for whatever executive or advisory services they may provide for the Company other than such supervisory and decision-making duties as may pertain to their posts as Directors, which shall be subject to the applicable legal provisions.

Pursuant to Article 38 of the Regulations of the Board of Directors, Directors shall be entitled to obtain the remuneration set by the Board of Directors according to statutory provisions and following a report issued by the Nominating, Compensation and Corporate Governance Committee. In this regard, and in accordance with the above-mentioned Article 38, with respect to Article 25 of the same regulations, it is incumbent upon the Nominating, Compensation and Corporate Governance Committee of the Board of Directors to report and propose to the Board the compensation system for Directors and to review such compensation from time to time to ensure that it is commensurate (the Board shall endeavour to ensure that the remuneration of Directors is in keeping with that paid in the market at companies of similar size and activity) with the services rendered by them. In addition, and pursuant to Article 28.4 of the Articles of Association of Telefónica, S.A., the Annual Report sets out the individual remuneration paid for each post and position on the Board and its Committees (Chairman, Vice-Chairman and Member).

The remuneration paid to executive Directors for their executive functions at the Company is set out in aggregate form, broken down into the various remunerative items or concepts.

B.1.12. Indicate the identity of any board members who sit on board(s) of directors or hold senior management posts in companies having significant shareholdings in the listed company and/or its group companies:

Name or corporate name of director	Name or corporate name of the significant shareholder	Post
MR. ISIDRO FAINÉ CASAS	LA CAIXA, CAJA DE AHORROS Y PENSIONES DE BARCELONA	GENERAL MANAGER
	CAIXA HOLDING, S.A., SOCIEDAD UNIPERSONAL	DIRECTOR
	HODEFI, S.A.S	CHAIRMAN
	CAIXABANK FRANCE	DIRECTOR
MR. ANTONIO MASSANELL LAVILLA	CAJA DE AHORROS Y PENSIONES DE BARCELONA, LA CAIXA	DEPUTY EXECUTIVE DIRECTOR GENERAL
	E-LA CAIXA, S.A.	EXECUTIVE CHAIRMAN
	CAIXA CAPITAL DESARROLLO, S.C.R.,S.A.	DIRECTOR
	CAIXA CAPITAL RISC, S.G.E.C.R.,S.A.	DIRECTOR
	C3 CAIXA CENTER, S.A.	DIRECTOR
	PORT AVENTURA, S.A.	DIRECTOR
MR. FERNANDO DE ALMANSA MORENO-BARREDA	BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	DIRECTOR OF BANCOMER, S.A. and MANAGING DIRECTOR OF EXTERNAL SERVICES AT APOYO EMPRESARIAL, S.A.
MR. VITALINO MANUEL NAFRIA AZNAR	BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	DIRECTOR OF THE MINORITY BANKING FOR SPAIN AND PORTUGAL

Detail, if appropriate, any relevant relations other than those indicated in the section above that link members of the board of directors with significant shareholders and/or their group companies:

Name or corporate name of director	Name or corporate name of significant shareholder	Relationship
MR. GREGORIO VILLALABEITIA GALARRAGA	BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	DIRECTOR GENERAL IN EARLY RETIREMENT

B.1.13. Indicate any changes made in the Board Regulations during this year:

No changes were made in fiscal year 2005 to the Regulations of the Board of Directors of Telefónica, S.A. approved by its Board of Directors on March 31, 2004 and registered with the Commercial Registry of Madrid on April 22, 2004, pursuant to the provisions of Law 26/2003 of July 17 (Transparency Law).

B. 1.14. Indicate any procedures for appointment, re-election, assessment and removal of Directors. List the competent bodies, the steps to be followed and the criteria to be applied in each of the procedures.

APPOINTMENT

Telefónica’s Articles of Association establish that the Board of Directors shall be composed of a minimum of five and a maximum of twenty members, who shall be appointed by the General Shareholders’ Meeting. The Board of Directors may, in accordance with the provisions set out in the Spanish Corporations Law and in the Company Articles of Association, fill vacant positions temporarily by cooption.

To this effect, it is important to note that the appointment of Board members in Telefónica is, as a general rule, submitted for approval by the General Shareholders’ Meeting. It is only on certain occasions, when such a measure is essential due to vacancies on the Board arising after the last GSM, that the Board appoints members by cooption, in keeping with the provisions of the Corporations Law, subject to later ratification by the first subsequent GSM held.

In all other cases, the proposed appointments must follow the procedure set out in the Regulations of the Board of Directors, and must be preceded by the relevant favourable report from the Nominating, Compensation and Corporate Governance Committee, although such report is not binding.

Thus, and in line with the provisions of the Regulations, when exercising its rights of cooption and proposal of appointments to the General Shareholders’ Meeting, the Board of Directors shall endeavour to ensure that external or non-executive Directors are in the majority over executive Directors. Likewise, the Board shall ensure that within such majority group of external Directors, there are, on the one hand, Directors proposed by holders of significant, stable stakes in the company share capital (proprietary Directors) and, on the other, professionals of acknowledged prestige who are not linked to the management team nor to the significant shareholders (independent Directors). Similarly, the Board shall endeavour to ensure that the independent Directors comprise a majority over the proprietary Directors.

With respect to the selection of external or non-executive Directors, the choice of candidates should fall upon persons of recognised solvency, competency and experience, who are willing to dedicate a sufficient amount of their time to the Company, and extreme care must be taken as to the choice of the persons called to cover posts as independent Directors.

In reference to the election of the aforementioned independent Directors, the Regulations of the Board of Directors establishes that the Board shall propose or assign persons who fulfil the conditions that ensure their impartiality and objective criteria to cover independent Director posts.

The criteria applied, for the purpose of illustration, include the following:

a. Not to have, or to have recently had, any direct or indirect labour, commercial, contractual relation of a significant nature with the Company, its management, the proprietary Director or companies in the Group whose shareholding interests they represent, banking institutions with an outstanding position in the Company financing, or organisations that receive significant subsidies from it;

b. Not to be a Director of another listed company that has proprietary Directors in the Company;

c. Not to be a close relative of the executive or proprietary Directors or of the Company’s executive officers.

RE-ELECTION

Directors are appointed for a term of five years and may be re-elected one or more times for periods of the same duration.

Like proposals for appointment, proposals for the re-election of Directors must be preceded by the relevant favourable report issued by the Nominating, Compensation and Corporate Governance Committee, although such report is not binding.

ASSESSMENT

In accordance with the Regulations of the Board of Directors, this body evaluates its operation and the quality of its work annually, when the Annual Corporate Governance Report is approved.

REMOVAL

Directors shall cease to hold office when the term for which they were appointed elapses, or when such removal is resolved the General Shareholders’ Meeting, in the exercise of the powers granted this body by law.

B. 1.15. Indicate under what circumstances directors are obliged to resign.

In keeping with Article 15 of the Regulations of the Board, Directors must place their offices at the disposal of the Board of Directors and formalise the relevant resignation in the following cases:

a) When they reach the age of 70. Directors with executive duties shall cease to serve in such capacity when they reach the age of 65, although they may continue as Directors if the Board so decides.

b) When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed disappear.

c) When they incur in any of the cases of incompatibility or barring envisaged by law.

d) When severely admonished by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfil any of their obligations as Directors.

e) When their continued presence on the Board may affect the credibility or reputation of the Company in the market, or places the Company’s interests at risk in any other way.

B.1.16. Explain whether the duties of chief executive officer fall upon the Chairman of the Board. If so, indicate the measures taken to limit the risk of the accumulation of powers in a single person.

 YES                                             NO

X

Risk-limitation measures
  Pursuant to the provisions of the Regulations of the Board of Directors, the actions of the Chairman must follow the criteria and rules established by the General Shareholders’ Meeting, the Board of Directors and the Board Committees at all times.
  Likewise, all agreements or decisions of particular significance for the Company must be previously submitted for the approval of the Board of Directors or the relevant Board Committee, as the case may be.
  Moreover, reports and proposals from the different Board Committees are required for the adoption of certain resolutions.

It is important to emphasise that the Chairman does not hold the casting vote within the Board of Directors.

B.1.17. Are qualified majorities other than those established by law required for certain decisions?

  YES                                             NO

X

Indicate how the Board of Directors adopts resolutions, including at least the minimum quorum of attendees and the types of majorities required to pass resolutions:

Adoption of resolutions

Description of resolution	Quorum	Type of majority
All resolutions	Personal or proxy attendance of one half plus one of all the Directors

Majority of votes present or represented, except in the cases in which the law requires the favourable vote of a larger number of Directors and in concrete for (i) the appointment of Directors not holding a minimum of shares representing a nominal value of 300 euros (art. 25 of the Articles of Association) and for (ii) the appointment of Chairman which is explained in the following B.1.18.

B.1.18. Explain if there are other requirements, other than those for Directors, for being appointed Chairman.

  YES                                             NO

X
Description of requirements

In order for a Director to be appointed as Chairman, he/she must have been a member of the Board for at least three years prior to such appointment. However, the aforementioned seniority is not required when the appointment is effected with the favourable vote of at least 85 percent of the members of the Board of Directors.

B. 1.19. Indicate whether the Chairman has the casting vote:

  YES                                             NO

X
Subjects for which there is a casting vote

B.1.20. Indicate whether the Articles of Association or the Regulations of the Board establish an age limit for Directors:

Age limit for Chairman	65
Age limit for COO	65
Age limit for Directors	70

B.1.21. Indicate whether the Articles of Association or the Regulations of the Board establish a limit on the term of office of independent Directors.

  YES                                             NO

X

Maximum number of years in office	0

B.1.22. Indicate whether there are any formal processes for proxy voting in the Board of Directors. If so, describe briefly.

In accordance with article 21 of the Regulations of the Board of Directors, when Directors cannot attend the Board sessions personally, they shall endeavour that the representation granted in favour of another member of the Board includes, as far as is possible, the relevant instructions. Such proxies may be granted by letter or any other medium that, in the opinion of the Chairman, offers sufficient certainty and validity

B.1.23. Indicate the number of sessions held by the Board of Directors during the year. Likewise, indicate, the number of times, if any, the Board has met in the absence of its Chairman.

Number of Board meetings	12
Number of Board meetings held in the absence of its Chairman	0

Indicate the number of Board Committee meetings held during the year:

Number of Executive Committee meetings	19
Number of Audit and Control Committee meetings	12
Number of Nominating, Compensation and Corporate Governance Committee	10
Number of Strategy and Investment Committee meetings	0
Number of Committee meetings	0

B.1.24. Indicate whether the individual and consolidated accounts are certified prior to their presentation to the Board of Directors.

  YES                                             NO

X

Identify, if appropriate, the person(s) certifying the individual and consolidated accounts for their formulation by the Board:

Name	Post

B.1.25 Explain the mechanisms, if any, established by the Board of Directors to avoid presenting the individual and consolidated accounts to the General Shareholders’ Meeting with exceptions in the auditor’s report.

Through the Audit and Control Committee, the Board of Directors plays an essential role supervising the preparation of the Company financial information, controlling and coordinating the various players that participate in this process. With this in view and to achieve this objective, the Audit and Control Committee’s work addresses four basic questions:

    to be thoroughly aware of the financial information process and to evaluate the Company’s internal accounting control systems;

    to ensure the independence of the external Accounts Auditor, supervising its work and acting as a channel of communication between the Board of Directors and such external Accounts Auditors, as well as between the external Accounts Auditors and the Company management team;

    to supervise the internal audit services; and

    to oversee the suitability and integrity of the internal financial information control systems.

The Audit and Control Committee verifies both the periodical financial information and the Annual Company Accounts, ensuring that all financial information is drawn up according to the same professional principles and practises. To this effect, the Audit and Control Committee meets whenever appropriate, and held twelve (12) meetings in the course of 2005.

Furthermore, the external Accounts Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different facets of the audit reports and other aspects of its work. Additionally, and on request from the Committee, other members of the Company management team and that of its subsidiary companies are also called to Committee meetings to explain specific matters that are directly within their scope of competence. In particular, officers in the areas of finance, planning and controlling, as well as those in charge of internal audits, are often convened to participate in these meetings. The members of the Committee have held separate meetings with each of these persons when it has deemed such a measure necessary in closely monitoring the preparation of the Company financial information.

The above notwithstanding, Article 43 of the Regulations of the Board of Directors establishes that the Board of Directors shall ensure it definitively formulates the accounts in such a manner that no exceptions are raised by the Accounts Auditor. However, when the Board considers it must maintain its criteria, it shall publicly explain the content and scope of the discrepancies.

B.1.26. List the measures adopted to ensure that information disclosed to the securities markets is transmitted equitably and symmetrically.

The new legal requirements applicable to Telefónica, both in Spanish and certain foreign legislation due to the Company’s listing on other markets, and recent advances in corporate governance, have made it necessary for the Company to adopt specific regulations governing the basic principles of operation in the processes and control systems for the disclosure of information. As a sign of this commitment to the markets, at its session held on 26th March 2003, the Board of Directors of Telefónica adopted the "Regulations for Reporting Information to the Markets".

As established in these Regulations and in keeping with the provisions of Article 82.2 of the Securities Market Law, the Company reports all relevant information immediately to the markets, through reports to the National Securities Market Commission. Likewise, the Company sends each and every communication registered with the National Securities Market Commission to all the markets where its securities are listed. In accordance with the express provisions of these Regulations, all relevant information is reported to the National Securities Market Commission prior to its disclosure to any other media, thus guaranteeing the generalised and symmetrical diffusion of such information.

Reports of relevant information are issued in accordance with the terms and form required by each of the regulations governing the markets where its securities are listed, which includes the use of electronic systems for the registration of information when necessary.

Likewise, the Company posts all the reports on relevant information filed with the National Securities Market Commission on its website, in keeping with the applicable regulations to this effect.

Furthermore, Telefónica files all relevant information that may be contained in specific presentations prepared by the Company for registration with the National Securities Market Commission, and even files the complete content of such presentations when deemed appropriate.

In addition, through the Investor Relations Department, the Company posts all the presentations made at fixed or variable income sector forums and conferences, and those drawn up for certain financial institutions on its website in the section on information for shareholders and investors. On certain occasions, such as when reporting Company results or in the case of relevant strategic transactions or decisions, it organises conference calls that may be followed either by telephone or through the Internet (webcast), thus ensuring universal access to the information in real time. Previously, the Company sends to the "Comisión Nacional del Mercado de Valores" a communication announcing the date and time of the aforementioned conference call.

B.1.27. Is the Secretary to the Board also a Director?

  YES                                             NO

X

B.1.28. Indicate the mechanism, if any, established by the company to preserve the independence of the auditor, of financial analysts, investment banks and rating agencies.

With regards to the independence of the external Company Accounts Auditor, Article 43 of the Regulations of the Board of Directors establishes that the Board shall establish a stable, professional relationship with the Company Accounts Auditor, strictly respecting its independence. Thus, one of the fundamental competencies of the Audit and Control Committee is to "maintain relations with the Company Accounts Auditor to receive information on those matters that may jeopardise the independence of this figure".

Moreover, and in accordance with Article 24 of the Regulations of the Board of Directors, it is the Audit and Control Committee that proposes to the Board of Directors, for submission to the General Shareholders’ Meeting, the appointment of the Accounts Auditor as well as, when appropriate, the terms of engagement, the scope of the professional mandate and revocation or renewal of the appointment.

In this regard it is stated that the Company decided after being auditing with the same Account Auditor for nine years, to enter into an appointment process for selection of new Account Auditor. The aforementioned appointment took place at the GMS held on May 31, 2005.

Likewise, the external Accounts Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company management team when this is deemed necessary. To this effect, and in keeping with United States legislation on this matter, the external Accounts Auditor must inform the Audit and Control Committee at least once annually on the most relevant generally accepted auditing policies and practises followed in the preparation of the Company’s financial and accounting information that affect relevant elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Accounts Auditor and the Company management team.

In accordance with internal Company regulations and in line with the requirements imposed by legislation in the United States, the engagement of any service from the external Company Accounts Auditor must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with the Accounts Audit Law (in its latest version established in Law 44/2002 of 22nd November, on Financial System Reform Measures) and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Accounts Auditor, the Audit and Control Committee studies the content of the work to be done, weighing the situations that may jeopardise independence of the Company Accounts Auditor and specifically supervises the percentage the fees paid for such services represent in the total revenue of the auditing firm. Thus, the Company reports the fees paid to the external Company Accounts Auditor, including those paid for non-audit services, in its Annual Report, in accordance with the legislation in effect.

B.1.29. Indicate whether the auditing firm does non-audit work for the company and/or its group. If so, declare the fees it receives for such work and the percentage represented by such fees of the total fees invoiced the company and/or its group.

  YES                                             NO

X

	Company	Group	Total
Amount from non-audit work (thousand euros)	272	1,420	1,692
Amount from non-audit work / total amount invoiced by the auditing firm	17,000	11,000	11,662

B.1.30. Indicate how many consecutive years the current auditing firm has been auditing the annual accounts of the company and/or its group. Likewise, indicate how many years the current auditing firm has been auditing the accounts as a percentage of the total number of years over which the annual accounts have been audited:

	Company	Group
Number of consecutive years	1	1

	Company	Group
Number of years audited by the current audit firm / number of years the company accounts have been audited (in %)	4.000	7.000

B.1.31. List the stock holdings of the members of the company’s Board of Directors in other companies with the same, similar or complementary types of activity that constitute the corporate purpose of the company and/or its group, and which have been reported to the company. Likewise, list the posts or duties they hold in such companies:
Name or corporate name of Director	Corporate name of the company	% participation	Post or Duties
MR. ISIDRO FAINÉ CASAS	ABERTIS INFRAESTRUCTURAS, S.A.	0.001	CHAIRMAN
MR. MAXIMINO CARPIO GARCÍA	TELEFÓNICA MÓVILES, S.A.	0.000	DIRECTOR
MR. MIGUEL HORTA E COSTA	PORTUGAL TELECOM SGPS, S.A.	0.010	EXECUTIVE CHAIRMAN
MR. LUIS LADA DÍAZ	TELEFÓNICA MÓVILES, S.A.	0.010	DIRECTOR
	SOGECABLE, S.A.	0.010	DIRECTOR
MR. JULIO LINARES LÓPEZ	TELEFÓNICA MÓVILES, S.A.	0.010	-
MR. ANTONIO MASSANELL LAVILLA	TELEFÓNICA MÓVILES, S.A	0.010	CHAIRMAN
D. ENRIQUE USED AZNAR	AMPER, S.A.	0.390	EXECUTIVE CHAIRMAN
MR. ANTONIO VIANA-BAPTISTA	TELEFÓNICA MOVILES,S.A.	0.010	EXECUTIVE CHAIRMAN
	PORTUGAL TELECOM, SGPS, S.A	0.010	DIRECTOR
	PT MULTIMEDIA-SERVIÇIOS DE TELECOMUNICAÇOES E MULTIMEDIA, SGPS, S.A.	0.010	-

B.1.32. Indicate whether there are procedures for Directors to receive external advice:

  YES                                             NO

X
Details of the procedure

Article 31 of the Regulations of the Board of Directors establishes that in order to be aided in the performance of their duties, the external Directors in majority, or any of the Board Committees by majority resolution of its members, may request that legal, accounting, financial or other experts may be engaged at the expense of the Company. Such engagement must necessarily be related to specific problems of certain importance and complexity that arise in the performance of their office.

The Chairman of the Company must be informed of the decision to commission such services, which shall be engaged by the Secretary to the Board, except when the Board of Directors does not consider the engagement of such services to be necessary or appropriate.

B.1.33. Indicate whether there are procedures for Directors to receive the information they need in sufficient time to prepare for the meetings of the governing bodies:

  YES                                             NO

X
Details of the procedure

The Company adopts the measures necessary to ensure that the Directors receive the necessary information, specially drawn up and addressed at preparing the sessions of the Board and its Committees, with sufficient time. Under no circumstances shall such requirement not be fulfilled on the grounds of the importance or the confidential nature of the information – except in absolutely exceptional cases.

For this purpose, all the meetings of the Board and the Board Committees have a pre-established Agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. For the same purpose, the Directors are sent the documentation related to the Agenda of the meetings with sufficient time. Such information is subsequently completed by the written documentation and presentations furnished the Directors during the session itself.

To facilitate all the information and clarifications necessary in relation to certain points deliberated, the senior management of the Group attends nearly all the meetings of the Board to explain the matters within their competencies.

Furthermore, and as a general rule, the Regulations of the Board of Directors expressly establish that Directors are attributed with the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. The exercise of this right to information is channelled through the Chairman or Secretary to the Board of Directors, who shall respond to all requests from Directors, furnishing them with the information directly or by establishing suitable channels within the organisation for this purpose.

B.1.34. Indicate whether there is liability insurance for the company Directors:

  YES                                             NO

X

B.2. Board of Directors Committees

B.2.1. List the governing bodies
Name of body	Number of members	Duties
BOARD OF DIRECTORS	17

THE HIGHEST BODY OF THE COMPANY ADMINISTRATION AND REPRESENTATION, THUS BEING EMPOWERED TO UNDERTAKE, WITHIN THE SCOPE OF THE CORPORATE PURPOSE DEFIINED IN THE ARTICLES OF ASSOCIATION, ALL ACTS AND/OR LEGAL TRANSACTIONS OF ADMINISTRATION AND DISPOSAL, BY ANY LEGAL TITLE, EXCEPT FOR THOSE RESERVED BY LAW OR THE ARTICLES OF ASSOCIATION TO BE THE EXCLUSIVE COMPETENCE OF THE GENERAL SHAREHOLDERS’ MEETING. THE ABOVE NOTWITHSTANDING, THE BOARD OF DIRECTORS IS BASICALLY CONFIGURED AS A BODY FOR SUPERVISION AND CONTROL, AND THE ORDINARY MANAGEMENT OF THE COMPANY BUSINESS IS ENTRUSTED TO THE EXECUTIVE BODIES AND THE MANAGEMENT TEAM.

EXECUTIVE COMMITTEE	7	THE POWERS AND ATTRIBUTES INHERENT IN THE BOARD OF DIRECTORS, EXCEPT FOR THOSE THAT MAY NOT BE DELEGATED BY LAW OR UNDER THE ARTICLES OF ASSOCIATION.

B.2.2. List the Board Committees and their members:

EXECUTIVE COMMITTE
Name	Post
MR. CÉSAR ALIERTA IZUEL	CHAIRMAN
MR. ISIDRO FAINÉ CASAS	MEMBER
MR. GREGORIO VILLALABEITIA GALARRAGA	MEMBER
MR. MAXIMINO CARPIO GARCÍA	MEMBER
MR. CARLOS COLOMER CASELLAS	MEMBER
MR. ANTONIO VIANA-BAPTISTA	MEMBER
MR. JULIO LINARES LOPEZ	MEMBER
MR. RAMIRO SANCHEZ DE LERÍN GARCÍA-OVIES	SECRETARY, NO MEMBER

AUDIT AND CONTROL COMMITTEE
Name	Post
MR. ANTONIO MASSANELL LAVILLA	CHAIRMAN
MR. MAXIMINO CARPIO GARCÍA	MEMBER
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	MEMBER
MR. GREGORIO VILLALABEITIA GALARRAGA	MEMBER
MR. RAMIRO SANCHEZ DE LERÍN GARCÍA-OVIES	SECRETARY, NO MEMBER

NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE
Name	Post
MR. ALFONSO FERRARI HERRERO	CHAIRMAN
MR. MAXIMINO CARPIO GARCÍA	MEMBER
MR. PABLO ISLA ÁLVAREZ DE TEJERA	MEMBER
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	MEMBER
MR. RAMIRO SANCHEZ DE LERÍN GARCÍA-OVIES	SECRETARY, NO MEMBER

STRATEGY AND INVESTMENT COMMITTEE
Name	Post

B.2.3. Describe the organisational and operational rules and the responsibilities attributed to each of the Board Committees:

THE EXECUTIVE COMMITTEE

A) Composition

The Executive Committee is comprised of the Chairman of the Board of Directors and six Directors appointed by the Board of Directors.

In the qualitative composition of the Executive Committee, the Board of Directors has endeavoured to ensure that the non-executive or the external Directors form a majority in relation to the executive Directors.

In all cases, the favourable vote of at least two thirds of the members of the Board of Directors shall be required for the appointment and/or renewal of the members of the Executive Committee to be valid.

B) Operation:

The Executive Committee shall meet as often as called by the Chairman, usually holding its meetings every fifteen days.

The Chairman and the Secretary to the Executive Committee shall be those persons who hold the same offices on the Board of Directors, and one or more Vice-Chairmen and a Vice-Secretary may also be appointed.

The Executive Committee shall be validly constituted when the meeting is attended by one half plus one of its members either present or represented.

Resolutions shall be passed by majority of the Directors attending the meeting (present or represented), and the Chairman holds the casting vote in the event of a draw.

C) Relations with the Board of Directors:

The Executive Committee shall report regularly to the Board of Directors on all matters deliberated and the resolutions passed in its sessions.

THE AUDIT AND CONTROL COMMITTEE

Pursuant to the provisions set out in Article 31 bis of the Articles of Association of Telefónica, S.A., Article 24 of the Regulations of the Board of Directors regulates the Audit and Control Committee in the following terms:

A) Composition

The Audit and Control Committee shall be comprised of four Directors appointed by the Board of Directors. All the members of the said Committee shall be non-executive Directors.

The Chairman of the Audit and Control Committee shall be appointed from amongst its members, must be replaced every four years, and may be re-elected when the term of one year has elapsed from ceasing to hold this office.

B) Duties

Notwithstanding other duties entrusted it by the Board of Directors, the Audit and Control Committee shall primarily serve to support to the Board of Directors in its supervisory capacity and specifically shall have the following competencies:

  to report, through its Chairman, to the General Shareholders’ Meeting on matters raised by the shareholders on issues within the competency of the Committee;

  to propose to the Board of Directors, for subsequent submission to the General Shareholders’ Meeting, the appointment of the Accounts Auditors referred to in Article 204 of the Corporations Law, as well as, when appropriate, the terms of engagement, the scope of professional mandate and revocation or renewal of such appointment;

  to supervise the internal audit services;

  to examine the financial information process and the internal control systems;

  to maintain the necessary relations with the Accounts Auditor to receive information on all matters that may jeopardise its independence, and any others related to the process of auditing the accounts, as well as to receive any information and maintain the communications with the Accounts Auditor that are established by legislation governing accounts auditing and the related technical regulations.

C) Operation

The Audit and Control Committee shall meet at least once each quarter and as often as appropriate at the discretion of its Chairman, or on request from two of its members, or by the Executive Committee.

The Audit and Control Committee may require the Company Accounts Auditor and the internal auditing officer to attend its meetings.

      NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

  Composition

  The Nominating, Compensation and Corporate Governance Committee shall be comprised of four Directors. All the members of the Committee shall be non-executive Directors.

  The Chairman of the Nominating, Compensation and Corporate Governance Committee shall be appointed from amongst its members.

  Duties:

  Notwithstanding other duties entrusted it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following duties:

    to report on the proposals to appoint Directors and senior management of the Company and its subsidiaries.

    to approve the remuneration scales for senior Company management.

    to approve the standard contracts for senior management.

    to determine the remuneration scheme for the Chairman.

    to report and propose the remuneration scheme for Directors acting on the Board of Directors and to review such scheme periodically to ensure that it suits the duties performed by the Directors pursuant to Article 36 of the Regulations of the Board.

    to report on incentive plans.

    to examine the remuneration policy for Directors and senior management annually.

    to report on the proposals for appointment of the members of the Executive Committee and the other Board Committees.

    to prepare and keep a record of the status of the Directors and senior Company management.

    to prepare the Annual Report on Corporate Governance.

    to exercise all other competencies assigned to the Committee under the Regulations of the Board of Directors.

  All the activities undertaken by the Nominating, Compensation and Corporate Governance Committee shall be reported to the Board of Directors at the first subsequent meeting held and, in all cases, the relevant documentation shall be made available so that the Board may be informed of the Committee’s activities and thus suitably perform its supervisory duties.

  Operation

The Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of the Directors or its Chairman requests the issue of a report or the approval of proposals within the scope of its competencies and when, in the opinion of the Chairman of the Committee, it is appropriate for the proper performance of its duties.

REGULATION COMMITTEE

A) Composition

The Regulation Committee up to the date of the approval of this report, is comprised of two non-executive Directors.

The Chairman of the Regulating Committee shall be appointed from amongst its members.

B) Duties:

Notwithstanding other duties entrusted to it by the Board of Directors, the Regulation Committee shall have at least the following functions:

    to undertake, through study, analysis and discussion, the continual monitoring of the main topics and matters of a regulatory nature that affect the Telefónica Group at all times.

    to provide a channel for communication and information between the Management Team and the Board of Directors in regulatory matters and, when appropriate, to inform the Board of Directors on matters that are important or relevant for the Company or any of the companies within its Group and for which it may be necessary or appropriate to adopt a decision or establish a particular strategy.

HUMAN RESOURCES AND CORPORATE REPUTATION COMMITTEE

A) Composition:

The Human Resources and Corporate Reputation Committee is comprised of four Directors, all of whom must be non-executive Directors.

The Chairman of the Human Resources and Corporate Reputation Committee shall be appointed from amongst its members.

B) Duties:

Notwithstanding other duties entrusted to it by the Board of Directors, the Human Resources and Corporate Reputation Committee shall have at least the following functions:

    to analyse, inform and propose to the Board of Directors the adoption of the appropriate resolutions with regards to personnel policy.

    to encourage the development of the Telefónica Group’s Corporate Reputation project and the implementation of the core values of the Group.

THE SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

A) Composition:

The Service Quality and Customer Service Committee is comprised of four Directors, the majority of whom must be non-executive Directors.

The Chairman of the Service Quality and Customer Service Committee shall be appointed from amongst its members.

B) Duties:

Notwithstanding other duties entrusted to it by the Board of Directors, the Service Quality and Customer Service Committee has the following functions:

    to examine, analyse and periodically monitor the quality rates of the main services provided by the Telefónica Group companies.

    to evaluate the level of customer service provided by the said companies to its customers.

THE INTERNATIONAL AFFAIRS COMMITTEE

A) Composition:

The International Affairs Committee is comprised of five Directors, the majority of whom must be non-executive Directors.

The Chairman of the International Affairs Committee shall be appointed from amongst its members.

B) Duties:

Notwithstanding other duties entrusted to it by the Board of Directors, the International Affairs Committee’s primary mission is to reinforce and bring international matters that are relevant to the development of Telefónica to the attention of the Board of Directors. For this purpose, the Committee has the following functions, amongst others:

    to pay particular attention to institutional relations in the countries in which the Telefónica Group companies operate.

    to analyse those matters of importance that affect the Group in international bodies or forums, as well as those relating to economic integration.

    to review regulatory matters, issues concerning competition and alliances.

    to evaluate the programmes and activities of the various Company Foundations and the resources that are used in benefit of the Company’s image and its international social presence.

B.2.4. Indicate any advisory or consulting powers and, where applicable, the powers delegated to each of the committees:

Name of committee	Brief description
EXECUTIVE COMMITTEE

CORPORATE BODY WITH GENERAL DECISION-MAKING POWERS AND EXPRESS DELEGATION OF ALL THE POWERS ATTRIBUTED TO THE BOARD OF DIRECTORS, EXCEPT THOSE THAT MAY NOT BE DELEGATED BY LAW OR UNDER THE COMPANY ARTICLES OF ASSOCIATION.

AUDIT AND CONTROL COMMITTEE	CONSULTATIVE AND CONTROL COMMITTEE
NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE	CONSULTATIVE AND CONTROL COMMITTEE
HUMAN RESOURCES AND CORPORATE REPUTATION COMMITTEE	CONSULTATIVE AND CONTROL COMMITTEE
REGULATION COMMITTEE	CONSULTATIVE AND CONTROL COMMITTEE
SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE	CONSULTATIVE AND CONTROL COMMITTEE
INTERNATIONAL AFFAIRS COMMITTEE	CONSULTATIVE AND CONTROL COMMITTEE

B.2.5. Indicate, if applicable, any regulations governing the Board committees, where they are made available for consultation and any amendments to the same made during the financial year. Indicate whether any annual report has been voluntarily drawn up on the activities of each committee.

The organisation and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. Besides the Audit and Control Committee is also regulated in article 31 bis of the Article of Association.

B.2.6. If there is an Executive Committee, explain the degree of powers and the independence it has to adopt resolutions on the company administration and management in the performance of its duties.

Within the limits of the legislation in effect, the Board of Directors has expressly delegated all of its powers and attributes, except for those that may not be delegated by law or under the Company Articles of Association, to the Executive Committee, which has general decision-making powers.

The relationship between the Board of Directors and the Executive Committee is based on the principle of transparency, so that the Board is always aware of the decisions made by the Committee. Thus, the Board of Directors is informed at each of its meetings of all the resolutions adopted by the Executive Committee. To this effect, a summary of the Minutes of the Committee sessions is distributed to all the members of the Board; the Board then ratifies the aforementioned resolutions.

B.2.7. Indicate whether the composition of the executive committee reflects the participation within the Board of the different types of Directors:

  YES                                             NO

X

If not, describe the composition of the Executive Committee

B.2.8. If there is a nominating committee, indicate whether all its members are external Directors:

  YES                                             NO

X
C	ASSOCIATED TRANSACTIONS

C.1. List any relevant transactions entailing a transfer of resources or obligations between the company or its group companies and the significant shareholders in the company:
Name or corporate name of significant shareholder	Name or corporate name of the company or its group company	Type of transaction	Nature of the relationship	Value (thousand euros)
CAJA DE AHORROS Y PENSIONES DE BARCELONA, LA CAIXA	TELEFÓNICA, S.A.	Contractual	LOANS AND OTHER FINANCING TRANSACTIONS	803,476
CAJA DE AHORROS Y PENSIONES DE BARCELONA, LA CAIXA	TELEFÓNICA INTERNACIONAL, S.A.U.	Contractual	LOANS AND OTHER FINANCING TRANSACTIONS	32,494
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	TELEFÓNICA, S.A.	Contractual	LOANS AND OTHER FINANCING TRANSACTIONS	551,634
BANCO BILBAO VIZCAYA ARGENTARIA, S.A	TELEFÓNICA INTERNACIONAL, S.A.U.	Contractual	LOANS AND OTHER FINANCING TRANSACTIONS	32,494
BANCO BILBAO VIZCAYA ARGENTARIA, S.A	TELEFÓNICA DEL PERÚ S.A.A.	Contractual	LOANS AND OTHER FINANCING TRANSACTIONS	56,042
BANCO BILBAO VIZCAYA ARGENTARIA, S.A	COMPAÑÍA DE TELECOMUNICACIONES DE CHILE, S.A.	Contractual	LOANS AND OTHER FINANCING TRANSACTIONS	22,887
BANCO BILBAO VIZCAYA ARGENTARIA, S.A	COMPAÑÍA RADIOCOMUNICACIONES MOVILES, S.A.	Contractual	LOANS AND OTHER FINANCING TRANSACTIONS	22,033
BANCO BILBAO VIZCAYA ARGENTARIA, S.A	TELEFÓNICA MÓVILES CHILE, S.A.	Contractual	LOANS AND OTHER FINANCING TRANSACTIONS	14,475
BANCO BILBAO VIZCAYA ARGENTARIA, S.A	COMPAÑÍA DE TELECOMUNICACIONES DE CHILE, S.A.	Contractual	LOANS AND OTHER FINANCING TRANSACTIONS	20,344
BANCO BILBAO VIZCAYA ARGENTARIA, S.A	TELEFÓNICA, S.A.	Contractual	Others	3,008,014
BANCO BILBAO VIZCAYA ARGENTARIA, S.A	TELEFÓNICA MÓVILES, S.A.	Contractual	Others:	312,155
BANCO BILBAO VIZCAYA ARGENTARIA, S.A	TELEFÓNICA GROUP	Contractual	GUARANTEES, SECURITIES AND BONDS	16,503

C.2. List any relevant transactions entailing a transfer of resources or obligations between the company or its group companies and the company’s managers or Directors:
Name or corporate name of significant shareholder	Name or corporate name of the company or its group company	Type of transaction	Nature of the relationship	Value (thousand euros)

C.3. List any relevant transaction undertaken by the company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose object and conditions set them apart from the company’s habitual trading:

Corporate name of the group company	Brief description of the transaction	Value (thousand euros)

C.4. Identify any conflicts of interest affecting company Directors pursuant to Article 127 of the Corporations Law.

The Board of Directors has not been informed of any conflicts of interest to the effects set out in Article 127 of the Corporations Law.

C.5. List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the company and/or its group, and its Directors, management or significant shareholders.

The Company policy has established the following principles governing possible conflicts of interest that may affect Directors, Management or Significant Company Shareholders:

- With respect to the Company Directors, Article 35 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the Company’s interest. In the event of conflict, the affected Director shall abstain from intervening in the deliberation to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall abstain from participating in voting that affects matters in which they or persons related to them have a direct or indirect interest.

Likewise, the aforementioned Regulations establish that Directors shall not undertake professional or commercial operations or transactions with the Company, or with any of the companies in its Group, when such transactions are unrelated to the ordinary business of the Company or not performed under market conditions, unless the Board of Directors is informed of the said transaction in advance and, after prior favourable report from the Nominating, Compensation and Corporate Governance Committee, approves them with the favourable vote of at least 90% of the Directors present or represented at the relevant meeting.

-With regards to significant shareholders, Article 41 of the Regulations of the Board of Directors establishes that the Board of Directors formally reserves knowledge and authorisation of any transaction between the Company and any of its significant shareholders.

Under no circumstances shall the Board of Directors authorise the transaction without prior report issued by the Nominating, Compensation and Corporate Governance Committee appraising the transaction from the point of view of the principle of parity treatment of shareholders and the market conditions of the same. For ordinary transactions, a generic authorisation for the type of transaction and its general conditions shall be sufficient.

- With respect to Management, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company Management Personnel within the concept of affected persons.

In accordance with the provisions of this Code, Management Personnel are obliged to (a) act at all times with loyalty to the Group and its shareholders, regardless of their own or other interests; (b) abstain from intervening or influencing decision-making that may affect the persons or companies with which the conflict of interest exists; and (c) abstain from accessing information deemed confidential related to such conflict. Furthermore, these persons are obliged to inform the Company Regulatory Compliance Unit of all transactions that may potentially give rise to conflicts of interest.

D	RISK CONTROL SYSTEMS

D.1. Give a general description of risk policy in the company and/or its group, detailing and evaluating the risks hedged by the system, as well as an explanation of how far these systems match the profile of each type of risk.

Telefónica continually monitors the most significant risks in the main companies comprising its Group. To do so, the Company Model is applied regularly and equally in all the Group companies, which provides an evaluation of the importance of each of the risks that may affect the companies, as well as the degree of control over the same. Thus, the Group has a map that identifies the risks that require specific control and monitoring according to their importance. Likewise, the model matrix includes the operational processes in which each of the risks considered is managed, in order to evaluate the control systems established and to be reasonably sure that such risks will not arise.

Identification of these risks and processes is undertaken by the Directorate General of Internal Audit and Management Resources, which is responsible for internal Group audits, and regularly informs the Audit and Control Committee of Telefónica of the results of its work.

The 50 risks considered by the model are classified in the following categories:

I. RISKS RELATED TO BUSINESS PROCESSES.

- Operational risks (risks that could affect the effectiveness and efficiency of operational processes and the provision of services, customer satisfaction and the reputation of Group companies).

- Integrity risks (internal and external risks)

- Management and human resources risks (management, administration and leadership; limits on authority, etc.).

- Technological risks

- Financial risks

II. INFORMATION RISKS.

- Operating information

- Financial information

- Strategic evaluation

III. RISKS RELATED TO THE ENVIRONMENT (competition; relations with shareholders; availability of resources; political, economic, statutory and tax environment; regulation and changes in the industry).

D.2. Indicate the control systems to assess, mitigate and reduce the main risks of the company and its group.

The internal control framework adopted by the Telefónica Group is based on the COSO model, widely recognised in international financial circles, the objectives of which are:

- The efficiency and effectiveness of Company operations,

- Protection of its assets,

- The reliability of financial information, and

- Compliance with legislation and regulations.

In addition to the controls established in each of the Company’s operational processes, the Group also has the following specific elements of control:

- An internal audit structure that encompasses the entire Telefónica Group and functions in keeping with the criteria and professional rules set out by the International Institute of Internal Auditors (in fact, Telefónica is the first Spanish company to obtain the quality certification from this body).

- The Consolidated Annual Accounts and the individual Annual Accounts of the companies with significant importance are subjected to external audits. Likewise, the external Accounts Auditor is entrusted with the task of making recommendations regarding internal controls in the more important Group companies.

It should be pointed out that in 2005, the Board of Directors approved a Code of Ethics applicable to the Group's employees.

Furthermore, to establish appropriate and consistent control systems at the Group, Telefónica has a set of regulations governing basic control issues. The main ones are:

(i) Regulations governing control of Company information and its financial/accounting information system. These are the following:
    Registration, communication and control of financial/accounting information.
    Regulations governing disclosure to the markets.
    Rules of conduct for financial personnel.
    Intra-group transactions.

(ii) Regulations regarding external representation and the relationship between companies:
    Centralized decision-making on Group transactions.
    Payments: segregation of functions, joint signature of two persons, bank reconciliations, etc.
    Purchase of goods and services: budgetary reserve, corporate procedure for awards, formalization of commitments, payment terms, etc.

    Powers of attorney: to sign contracts, open accounts, dispose of funds, etc.

(iii) Regulations governing activities of a personal nature:

    Managers’ travel and entertainment expenses: limits, substantiation, reimbursement, etc.

    Regulations governing physical safety and security of information.

(iv) Regulations governing environmental minimums: standards to be complied with at the Group when the law does not set a higher requirement.

The Group has also an Intervention Unit to control the use of funds, the relevant transactions and operations, travel and hospitality expenses, implementation of basic controls in the processes of greatest risk, etc.

A channel for complaints was also put in place in 2005. It was created by the Audit and Control Committee of the Board of Directors to allow any employee of Group Telefónica to file complaints, on an entirely anonymous basis, if so desired, regarding the internal control of financial statements, accounting records or audits.

Telefónica also has Units responsible for controlling certain specific risks: Risks and Insurance, Reputation, Regulation, Quality and Human Resources (labour risks).

Within the Group risks, and due to their particular relevance for investors and shareholders, it is important to emphasise the control system applied to the process of financial-accounting information. In Telefónica, this process is regulated by the following manuals, instructions and regulations:

- Manual of Rules for Evaluation and Accounting Policies

- Instructions for closing and external audits.

- Annual calendar of financial accounting information.

- Corporate Accounting Plan.

- Manual of the Subsidiary Information System (a technical-computing instrument for reporting financial-accounting information and consolidating financial statements).

- Rules of intra-group operations and internal control.

The efficiency of internal controls for the financial report is monitored on an annual basis both in the process of drawing up the financial statements and in the main processes through which information is entered into the accounting system. This practice is mandatory for Telefónica S.A. and for Group companies in their capacity as "SEC registrants."

D.3. If any of the risks facing the group and/or its companies have materialized, indicate the circumstances and whether the established control systems worked adequately.

The Telefónica Group has not detected any situations that could lead it to conclude that the basic objectives that define the internal control model have not been reasonably protected.

The internal control model used by Telefónica and its Group is subjected to continual monitoring such that when a risk appears or a control deficiency is found in any process that increases exposure above a reasonable level, the relevant action plans are drawn up incorporating the necessary improvements. The most important aspects of the action plans undertaken are reported to and monitored by the Audit and Control Committee until they are fully implemented.

D.4. Indicate whether there is a committee or other governing body in charge of establishing and supervising these control systems and explain its duties.

The Board of Directors of Telefónica has constituted an Audit and Control Committee whose duties, competencies and rules of operation are set out in the Articles of Association and in the Regulations of the Board of Directors. Such regulations comply with all legal requirements as well as with the recommendations for good corporate governance issued by both national and international bodies. One of the duties of this Committee is to be familiar with the financial information process and the internal Company control systems.

D.5. Identify and describe the processes for compliance with the regulations applicable to the company and/or its group.

The great majority of the companies comprising the Telefónica Group operate in the telecommunications sector, which is subject to regulation in nearly all the countries where the Group is present. Amongst the basic objectives of the internal control model described above is objectives compliance with those laws and regulations that affect the Telefónica Group’s activities. In particular, the Group has units exercising specific control over this type of risks, especially through its legal services and in the area of corporate regulation.
E	THE GENERAL SHAREHOLDERS’ MEETING

E.1. Indicate the quorum required for constitution of the General Shareholders’ Meeting established in the company Articles of Association. Describe any differences from the minimum regime set out in the Corporations Law.

Pursuant to Article 15.4 of the Articles of Association, both ordinary and extraordinary General Shareholders’ Meetings shall be validly constituted in accordance with the requirements of the legislation in effect in each case, depending on the matters on the Agenda.

E.2. Explain the rules governing the adoption of corporate resolutions. Describe any differences from the provisions established in the Corporations Law.

Article 21 of the Articles of Association establishes that the General Shareholders’ Meeting shall adopt its resolutions with the majority of votes established by law, cast by the shareholders present or represented.

Each share present or represented at the General Shareholders’ Meeting shall give rise to one vote, except shares without voting rights, pursuant to the provisions of the law.

Notwithstanding the provisions of the paragraph above, no shareholder shall be allowed to cast a number of votes representing more than ten percent of the overall share capital with voting rights existing at any given time, regardless of the number of shares he/she actually holds.

In ascertaining the maximum number of votes that each shareholder may cast, only those shares owned by each shareholder shall be taken into account, and the shares belonging to other shareholders who have appointed such shareholder as their proxy shall not be included, without prejudice to the aforementioned ten percent limit, which shall apply equally to every represented shareholder.

The limit set in the preceding paragraphs shall also apply to the maximum number of votes that may be cast by an individual or corporate body holding shares in the Company or by the organisation or organisations that are directly or indirectly controlled by such individual or corporate body.

To the effects of the paragraph above, both the existence of groups of organisations and the controlling situations described above shall be ascertained in accordance with the provisions of section 4 of the Securities Market Law of 28th July 1998.

Without prejudice to such restrictions on the voting rights as are set out above, all the shares represented at the General Shareholders’ Meeting shall be taken into account in the determination of the required quorum to validly hold the Meeting; however, in the casting of votes, those shares shall be subject to the ten percent limit on the number of votes that may be cast, in accordance with the provisions of the present article 21.

E.3. List all shareholders’ rights regarding the General Shareholders’ Meetings other than those established under the Corporations Law.

Telefónica grants all shareholders’ the rights related to the General Shareholders’ Meetings set out in the Corporations Law. Likewise, with a view to encouraging shareholders’ participation in the GSM, pursuant to Article 11 of the Regulations of Telefónica’s General Shareholders’ Meeting, shareholders may, at all times and following accreditation of their identity as such, make suggestions related to the organisation, operation and competencies of the General Shareholders’ Meeting through the Shareholders’ Office.

E.4. Indicate measures adopted, if any, to encourage shareholders’ participation in the General Shareholders’ Meetings.

The primary goal of the Regulations of the General Shareholders’ Meeting of Telefónica is to offer the shareholder a framework that guarantees and facilitates the exercise of his/her rights in relation to the sovereign Company body, with particular attention to the right to information and participation in the deliberations and voting, endeavouring to achieve maximum diffusion of the call and proposed resolutions to be submitted to the GSM.

In addition to the measures required by the applicable law in effect, the following are specific measures envisaged in the Regulation of the General Shareholders’ Meeting with a view facilitating shareholders’ attendance and participation in the Meeting:

* WEBSITE

In addition to the documents and information required by law, the Company website includes all the information the Company deems appropriate with regards to the aforementioned objectives and, in particular, as an indication, the following:

  The text of all the proposed resolutions to be submitted to the General Shareholders’ Meeting that have been approved by the Board of Directors, without prejudice to their subsequent modification by the Board prior to the date of the Meeting, when legally possible.

  Information regarding the venue of the General Shareholders’ Meeting and describing, if appropriate, the process for access to the hall.

  Procedure for obtaining attendance cards or certificate issued by the legally authorised bodies.

  Means and procedures to grant proxy for the General Shareholders’ Meeting.

  Should they exist, the means and procedures for remote voting.

  All other issues of interest to follow the meeting, such as the existence of media for simultaneous translation, audiovisual diffusion of the Meeting or information in other languages.

The Company shareholders may obtain all of the aforementioned information through the corporate website, or may request that it be sent to them free of charge through the mechanisms established on the website for this purpose.

* FORMULATION OF SHAREHOLDERS’ SUGGESTIONS

As indicated above and without prejudice to the rights of shareholders to request inclusion of certain matters on the Agenda of the Meeting when requesting its call in the cases and terms envisaged by law, shareholders may, at all times and with prior accreditation as such, make suggestions regarding the organisation, operation and competencies of the General Shareholders’ Meeting through the Shareholders’ Office.

Likewise, through the Shareholders’ Office, shareholders may request all types of information, documentation and clarifications required in relation to the GSM, either through the Company website or by calling the toll-free line.

* DELEGATION AND REPRESENTATION

The Chairman of the General Shareholders’ Meeting or, when so delegated by the same, the Secretary, shall resolve all doubts that may arise with respect to the validity and effectiveness of the documents accrediting the right of any shareholder to attend the GSM individually or in representation of another, as well as to the delegation and proxy in favour of another party, endeavouring to consider invalid or ineffective only those documents that lack the minimum requirements, provided that such defects have not been remedied.

E.5. Indicate whether the General Shareholders’ Meeting is presided by the Chairman of the Board. List the measures, if any, adopted to guarantee the independence and correct operation of the GSM.

  YES                                             NO

X

Describe the measures

The General Shareholders’ Meeting of Telefónica has established its principles of organisation and operation in a set of Regulations, approved by the GSM, and the Chairman must always act in line with the principles, criteria and guidelines set out therein.

In addition to establishing the principles of organisation and operation of the General Shareholders’ Meeting, gathering and organising the different aspects of calling, organisation and development of the GSM in a single texts, the document provides mechanisms to:

- facilitate shareholders’ exercise of their relevant rights, with particular attention to the shareholders’ right to information and to participate in the deliberations and voting;

- ensure maximum transparency and efficiency in forming the will and decision making by the GSM.

Furthermore, in accordance with the Regulations of the Board of Directors, the conduct of the Chairman of the Board must always be in line with the criteria and guidelines determined by the GSM (in addition to the Board of Directors and the Board Committees).

E.6. Indicate the amendments, if any, made to the Regulations of the General Shareholders’ Meeting during the year.

The Regulations of the General Shareholders’ Meeting of Telefónica were approved by the Ordinary GSM of the Company held on April 30th 2004, and have not been amended since that date.

E.7. Indicate the attendance figures for the General Shareholders’ Meeting held during this year:

Date GSM	% attending in person	% by proxy	% remote voting	Total %
31-05-2005	0.086	59.077	0.000	59.163

E.8. Briefly describe the resolutions adopted at the General Shareholders’ Meetings held during the year and the percentage of votes by which each resolution was passed:

GENERAL SHAREHOLDERS’ MEETING – MAY 31st 2005

I. Approval of the Annual Accounts for Financial Year 2004:

- Votes in favour: 2,393,583,168 (81.63%)

- Votes against: 496,867 (0.02%)

- Abstentions: 538,019,600 (18.35%)

- Result: Approved

II. Remuneration to shareholders: payment of dividends against additional paid-in capital reserve and non-cash distribution of additional paid-in capital.

- Votes in favour: 2,394,503,333 (81.66%)

- Votes against: 387,006 (0.01%)

- Abstentions: 537,209,296 (18.32%)

- Result: Approved

III. Merger of Telefónica, S.A. and Terra Networks, S.A.

- Votes in favour: 2,393,799,477 (81.64%)

- Votes against: 1,124,633 (0.04%)

- Abstentions: 537,175,525 (18.32%)

- Result: Approved

IV. Appointment of Directors.

- Votes in favour: 2,390,253,275 (81.52%)

- Votes against: 4,138,747 (0.14%)

- Abstentions: 537,707,613 (18.34%)

- Result: Approved

V. Appointment of the Accounts Auditor for the 2005 financial year.

- Votes in favour: 2,393,841,407 (81.64%)

- Votes against: 522,459 (0.02%)

- Abstentions: 537,735,769 (18.34%)

- Result: Approved

VI. Authorisation for the acquisition of treasury stock, either directly or through Group companies.

- Votes in favour: 2,393,843,359 (81.64%)

- Votes against: 615,412 (0.02%)

- Abstentions: 537,640,864 (18.34%)

- Result: Approved

VII. Reduction of shares capital through the amortizing of the treasury stock

- Votes in favour: 2,393,691,469 (81.64%)

- Votes against: 856,942 (0.03%)

- Abstentions: 537,551,224 (18.33%)

- Result: Approved

VIII- Conferral of powers to formalise, interpret, correct and execute the resolutions adopted by the General Shareholders’ Meeting.

- Votes in favour: 2,393,898,306 (81.64%)

- Votes against: 627,465 (0.02%)

- Abstentions: 537,573,864 (18.33%)

- Result: Approved

E.9. Indicate, if appropriate, the number of shares required to attend the General Shareholders’ Meeting and whether the Company Articles of Association establish any restrictions in this regard.

As established in Article 17 of the Company Articles of Association, every shareholder who holds at least a number of shares representing a par value of not less than 300 euros shall be entitled to attend the General Shareholders’ Meeting, provided that said shares have been entered in the shareholder’s name in the relevant registry of account entries no less than five days prior to the date on which the GSM is scheduled to be held, and that each shareholder documents such circumstance by means of the corresponding attendance card or certificate issued by any of the Depositories participating in the Registry Systems Management Company that are members of the Securities Clearing and Settlement Service, or by any other means envisaged under the legal provisions in effect.

Notwithstanding the above, shareholders who have a lesser number of shares shall be allowed at all times to delegate the representation thereof upon a shareholder with the right to attend the GSM, as well as to join with other shareholders in similar situation in order to reach the required number of shares, conferring their representation on only one of the aforementioned group of shareholders. Such representation shall be drawn up especially for each Meeting and shall be documented in written form.

All shareholders entitled to attend shall be allowed to delegate their representation at the GSM upon another person, who need not be a shareholder. Such proxy shall be granted on such terms and conditions as may be required by law.

E.10. Indicate and explain the policies pursued by the company with reference to proxy voting at the General Shareholders’ Meeting.

As indicated above, with a view to facilitating shareholders’ attendance and participation in the General Shareholders’ Meetings, the Company has established the following policies in keeping with the legislation in effect:

* Voting by proxy at the GSM:

- All shareholders entitled to attend shall be allowed to delegate their representation at the General Shareholders’ Meeting upon another person, who need not be a shareholder. Such representation shall be granted specially for each Meeting, either through the proxy form printed on the attendance card or through any other means envisaged by law.

- Likewise, shareholders who hold less than the minimum number of shares required to attend the General Shareholders’ Meeting (300 shares) shall be allowed at any time to delegate the representation thereof upon a shareholder with the right to attend the General Shareholders’ Meeting, as well as to join with other shareholders in similar situation in order to reach the required number of shares, conferring their representation on only one of the aforementioned group of shareholders.

* Voting instructions:

- The documents recording delegation or representation of vote shall state voting instructions. Should express instructions not be given, it shall be understood that the representative shall vote in favour of the proposed resolutions put forward by the Board of Directors on the matters included on the Agenda for the Meeting.

- Should there be no instructions because the General Shareholders’ Meeting is to resolve on matters that, while not on the Agenda for the Meeting and thus, unknown at the date of the delegation, may be submitted to ballot at the GSM, the representative must cast the vote in the manner he/she deems the most appropriate, taking into account the interest of the Company and the party represented. The same shall apply when the relevant proposal or proposals submitted for decision by the Meeting are not formulated by the Board of Directors.

* The party acting as representative:

-If the proxy document does not state the specific person or persons to whom the shareholders grants representation, it shall be understood to be granted in favour of the Chairman of the Board of Directors of the Company, or whosoever may be a stand in for the Chairman to preside the Meeting, or in favour of the person appointed by the Board of Directors and notified in advance in the official announcement of the call for the GSM.

-In cases in which a public request for representation is formulated, the restrictions on the exercise of voting rights set out in Article 114 of the Securities Market Law shall apply to the Director obtaining such representation.

Finally, and with a view to facilitating the maximum participation of shareholders, the Regulations of the General Shareholders’ Meeting establishes that the Chairman of the Meeting, or when so delegated by the Chairman, the Secretary of the same, shall resolve all doubts arising concerning the validity and effectiveness of the documents accrediting the delegation or representation in favour of another party, endeavouring to consider as invalid or ineffective only those documents that lack the minimum essential requirements, and provided that such defects have not been remedied.

E.11. Indicate whether the company is aware of the institutional investors’ policy on whether or not to participate in the company’s decision making:

  YES                                             NO

X
Describe the policy

E.12. Indicate the address and mode of access to corporate governance content on your website:

After the entrance into effect of Circular 1/2004 of 17th March, issued by the National Securities Market Commission, Telefónica completed the adaptation of its website to the aforementioned Circular, with regards to both technical requirements and content, through the creation of a new section called "Information for Shareholders and Investors" – (www.telefonica.es/accionistaseinversores), which includes all the information set out in the Circular, in addition to other matters the Company considers to be of interest.

All the information included on the Company website, except for certain specific documents, is available in three languages: Spanish, Portuguese and English.

F	DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the degree of the company’s compliance with existing recommendations on corporate governance or, where applicable, where it has not followed such recommendations.

Should the company not comply with any of the aforementioned recommendations, explain the recommendations, rules, practises or criteria the company applies.

Until the single document referred to in the ORDER ECO/3722/2003 of 26th December is completed, the recommendations of the Olivencia Report and the Aldama Report should be used as a reference in completing this section.

The fundamental rules of corporate governance structure in Telefónica are set established in the Articles of Association, the Regulations of the General Shareholders’ Meeting and in the Regulations of the Board of Directors.

The following is an analysis of the degree of compliance with the most relevant international Corporate Governance recommendations, including those formulated in Spain, both in the Report published by the "Special Commission to Study an Ethical Code for the Boards of Directors of Companies: Corporate Governance in Listed Companies", of 26th February 1988 (Olivencia Code) and the "Special Commission to encourage transparency and security on the markets and listed companies", of 8th January 2003 (the Aldama Report).

PRINCIPLES OF CORPORATE GOVERNANCE

"Existence of internal provisions to regulate the corporate governance system."

The fundamental rules of corporate governance in Telefónica are set out in its Articles of Association, the Regulations of the General Shareholders’ Meeting and in the Regulations of the Board of Directors. The Regulations of the General Shareholders’ Meetings establish the principles of the organisation and operation of this body, thus complying with Law 26/2003 of 17th July. Moreover, the Regulations of the Board of Directors, as fundamental rules for corporate governance of the Company, determine the principles of action for the Board of Directors, regulate its organisation and operation, and establish rules of conduct for its members.

In view of the foregoing, and as the basis of the corporate governance structure in Telefónica, the Regulations of the Board of Directors of the Company determine the fundamental principles that should inspire the Board of Directors’ activities:

  General principles of action for the Board of Directors: The Board of Directors shall perform its duties with a view to the corporate good, understood as the interest of the Company; and to this effect, shall act to ensure the long-term feasibility of the Company and maximise its value, also pondering the legitimate plural public and private interests that arise in the performance of all business activity.

  In relation to its shareholders: The Board of Directors, as the vehicle linking the Company shareholders and management, undertakes the obligation to establish the channels of communication necessary so that it may be aware of the proposals formulated by shareholders in relation to the Company management. Furthermore, the Board of Directors undertakes to guarantee parity of treatment in its relations with shareholders.

  In relation to the market: The Board is committed to carrying out the acts and adopting the measures required to ensure the transparency of the Company with regard to financial markets and to promote the suitable setting of the Company shares, particularly avoiding manipulation and abuse of confidential information.

THE BOARD OF DIRECTORS

"Express undertaking by the Board of Directors of the general supervisory duties, as an undelegatable task, and the establishment of a list of matters reserved for its knowledge".

The Regulations of the Board of Directors establish this body basically as a body for the supervision and control of the Company activities, entrusting the day-to-day management of business to the executive bodies and the management team. Moreover, as established in these Regulations, those powers that are legally or statutorily reserved for the exclusive knowledge of the Board, and those necessary for the responsible performance of its basic supervisory and control duties may not be delegated.

In keeping with the foregoing, and within the scope of its supervisory and control duties, the Board of Directors determines the management strategies and guidelines for the Company, establishes the bases of corporate organisation to guarantee its maximum efficiency, implements and oversees the establishment of the suitable procedures for the information of shareholders and the markets in general, adopts the appropriate decisions regarding business and financial transactions for the Company and approves its own organisation and operation to ensure optimal performance of the aforementioned duties.

COMPOSITION OF THE BOARD OF DIRECTORS

"The operational size of the Board of Directors is suitable to the characteristics of the Company".

Telefónica’s Articles of Association establish that the Board of Directors is comprised of a minimum of five and a maximum of twenty members. The complexity of the Telefónica Group, the significant number of companies within the Group, the variety of the sectors in which it operates, its multi-national nature and its economic and corporate relevance amply justify the current number of members is suitable to ensure that the Board operates effectively.

"Incorporation of a reasonable number of independent Directors on the Board".

"Majority of external or non-executive Directors over executive Directors".

"Presence of multi-national interests on the Board of Directors".

Considering the present composition of the Board of Directors of Telefónica and the principles that govern such composition – established in the Regulations of the Board – one may conclude that: (a) the Board has a significant number of independent Directors (eight); (b) external Directors (proprietary and independent) comprise an ample majority over executive Directors (twelve vs. five); and (c) it has the significant participation of independent Directors, who represent a majority over proprietary Directors (eight vs. four).

In addition, and given the multi-national nature of the Telefónica Group, there are three foreign Directors on the Board of the Company. It is also important to note the existence of an International Affairs Committee to support the Board with regards to the international matters that may arise.

OPERATION OF THE BOARD

"Meetings of the Board: frequency, encouraging the participation of all members, care in drafting the minutes and an annual evaluation of its efficiency".

To ensure the proper operation of the Board, its ordinary meetings are held once a month and, at the discretion of the Chairman, as many additional times as is deemed appropriate for the smooth operation of the Company. For ordinary sessions, the Board itself establishes a pre-set calendar at the beginning of the financial year, so that all the Directors are aware of the meeting dates beforehand. In addition, the dates are again communicated at least three days prior to the date scheduled for the meeting, together with the call for the meeting. With the same object in view, the Directors are sent the documentation related to the Agenda for the meetings with sufficient prior notice, and such documentation is completed with the written presentations and documents distributed during the session itself.

THE COMPANY CEO

"Should the Board opt to endow the Chairman with CEO powers, it must adopt the due safeguards to reduce the risk of concentrating power in a single individual".

The Chairman of the Board of Directors is the Company CEO and is a key figure in the Board of Directors. The Executive Chairmanship in Telefónica was established to ensure that the Company would benefit at all times from clear, direct leadership both externally and internally, and from the flow of information between the Company management and the Board, which is essential for the Board’s effective performance of its strategic and supervisory functions.

In accordance with the Regulations of the Board of Directors, the actions of the Chairman shall at all times be in keeping with the criteria and guidelines determined by the General Shareholders’ Meeting and by the Board of Directors and the Board Committees. Likewise, all resolutions or decisions of special importance to the Company shall be submitted for the prior approval of the Board of Directors or the relevant control Committee. Furthermore, the adoption of certain resolutions requires the reports and proposals from the different Board Committees, and it is important to note that the Chairman does not hold the casting vote on the Board of Directors.

SECRETARY TO THE BOARD OF DIRECTORS

"Relevance of the figure of the Secretary to the Board, reinforcing his/her independence and emphasising his/her duty to ensure the formal and material legality of the actions undertaken by the Board".

At his moment the Secretary to the Board has not Director status. Pursuant to the Regulations of the Board, the Secretary’s essential task is to ensure the formal and material legality of the Board actions at all times and to guarantee that its procedures and rules of governance are respected.

THE EXECUTIVE COMMITTEE

"Existence of an Executive Committee with a composition similar to that of the Board. The relationship between both bodies should be based on the principle of transparency".

Taking into consideration the structure of the Company’s management, the Executive Committee maintains similar balance to the one established for the composition of the Board of Directors.

The relationship between the Board of Directors of Telefónica and its Executive Committee is based on the principle of transparency, such that the Board is fully aware of the matters deliberated and the decisions made by this Committee. In line with this transparency, the matters deliberated always comprise a point on the Agenda to be dealt with at the next Board of Directors meeting.

THE BOARD OF DIRECTORS COMMITTEES

"Existence of Committees for consultation or control, comprised exclusively of external Directors, particularly for matters related to audit and control and on questions of appointments and remunerations".

The Board of Directors of Telefónica has established the consultative and/or control committees recommended by the Olivencia Code: an Audit and Control Committee (constituted in 1997), and a Nominating, Compensation and Corporate Governance Committee, with the competencies attributed in the aforementioned Code. In compliance with the above guideline, these Committees are comprised exclusively of external Directors.

Moreover, the Board also deemed it appropriate to create four additional consultative committees: the Human Resources and Corporate Reputation Committee, the Regulation Committee, the Service Quality and Customer Service Committee, and the International Affairs Committee.

Therefore, at the date on which this report is issued, there are six consultative and/or control committees in existence in the Company.

THE DIRECTORS

"Measures to ensure that Directors are provided with the necessary information both in time and form".

The Company has adopted the measures necessary to ensure that Directors are provided sufficiently beforehand with the adequate information, specifically drafted and oriented at preparation of the sessions of the Board and its Committees. Under no circumstances may the importance or reserved nature of such information be used as grounds for non-compliance with the guideline, except in absolutely exceptional circumstances.

"Formal, transparent procedure for the selection of Directors based on a proposal from the Nominating Committee".

Proposals for the appointment of Directors are always made in compliance with the Regulations of the Board and preceded with the relevant favourable report from the Nominating, Compensation and Corporate Governance Committee.

"Existence of regulations that establish the Directors’ obligation to resign in cases where their presence may have a negative affect on the operation of the Board or the credibility or reputation of the Company. Establishment of an age limit for holding Directorships".

The Regulations of the Board of Directors envisages the Directors’ obligation to resign in cases where their presence may have a negative influence on the operation of the Board or on the Company’s credibility or reputation. Moreover, pursuant to the provisions established in the Regulations of the Board, Directors must place their offices at the disposal of the Board and formalise the relevant resignation when they reach the age of seventy (70). Executive Directors shall cease to hold their offices when they reach the age of sixty-five (65), but may continue to act as Directors, if the Board so decides.

"Regulation of the obligations arising from the general duties of diligence and loyalty of Directors, particularly with regard to situations of conflict of interest, the exploitation of business opportunities and the use of corporate assets".

In keeping with the recommendations of both the Olivencia Code and the Aldama Report, and in compliance with the provisions of the Transparency Law, the Regulations of the Board devotes its entire Title V, comprised of nine articles, to describing in detail the rights and obligations of the Company Directors. This title specifically envisages the general duties of diligence and loyalty of Directors and, in particular, situations of conflict of interest, the exploitation of business opportunities and the use of corporate assets. It also expressly establishes the specific obligations arising from Telefónica’s position as a listed company.

"Formal recognition of Directors’ right to obtain all the information and advice to pursue their supervisory functions and the establishment of suitable arrangements for the exercise of this right".

The Regulations of the Board of Directors formally recognises that Directors are invested with the right to obtain information on all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. With a view to avoiding any interruption in the ordinary management of the Company, the exercise of this right to information shall be channelled through the Chairman or Secretary to the Board of Directors, who shall respond to the Directors’ requests, furnishing them with the information directly or establishing suitable channels within the organisation at the appropriate level.

Likewise, Article 31 of the Regulations of the Board of Directors establishes that for the purpose of assisting the Directors in the exercise of their duties, the external Directors in majority, or any of the Board Committees by majority agreement of its members, may request the engagement of legal, accounting, financial or other experts, at the Company’s expense. Such engagement must necessarily be related to specific problems of certain importance and complexity that arise in the pursuit of their office.

The decision to engage the said services must be reported to the Company Chairman and implemented by the Secretary to the Board, except when the Board of Directors does not consider such engagement necessary or appropriate.

"A suitable remuneration policy for Directors, respecting the criteria of moderation, which should be proposed, evaluated and reviewed by the Compensation Committee, and provide detailed, individualised information".

The remuneration policy for Directors is proposed, evaluated and reviewed by the Nominating, Compensation and Corporate Governance Committee, and respects the criteria of moderation. The Company furnishes individualised information each year regarding the compensation received for the holders of offices or posts on the Board in the Annual Company Report. Furthermore, in line with the Aldama Report, external Directors do not participate in any compensation scheme that is linked to the listed value of the Company shares.

"Measures to extend the duty of loyalty to significant shareholders and Senior Management".

Finally, the duty of loyalty is extended to the significant Company shareholders, establishing that the Board of Directors reserves the right to be informed of and authorise all transactions between the Company and any of its significant shareholders. Under no circumstances shall the transaction be authorised without the prior reported issued by the Nominating, Compensation and Corporate Governance Committee evaluating the transaction from the point of view of parity treatment of shareholders and examining its conditions, which must be normal market conditions. Moreover, and in line with the Aldama Report, the Company has also extended the obligations arising from the duty of loyalty to the senior management through the provisions of the Internal Code of Conduct with regards to conflicts of interest.

RELATIONS BETWEEN THE BOARD AND THE MARKETS

"Rapid, accurate and reliable information to the markets and the establishment to this effect of procedures and controls for the communication of information within the Company".

"Regular financial information drawn up according to the same professional principles and practises as the Annual Accounts and verified by the Audit Committee".

"The obligation to provide information and transparency, particularly with regards to corporate governance".

The Regulations of the Board devote various articles to setting out the channels establishing the relationship between the Board of Directors and the Company shareholders, thus ensuring the greatest transparency possible in this relationship.

The Board of Directors of Telefónica, going beyond the requirements established by the legislation in effect, is fully committed to the responsibility of furnishing the markets with rapid, accurate and reliable information. In particular, the periodical financial Company information, as expressly set out in the Regulations of the Board, is drawn up according to the same professional principles and practises as the Annual Accounts and prior to publication is verified by the Audit and Control Committee, in keeping with the functions attributed to this Committee.

Furthermore, in line with the recommendations of the Aldama Report, the Company furnishes the market with all the information that may be considered relevant for investors. Pursuant to the obligations established in the Finance Law, the Company reports relevant information to the National Securities Market Commission prior to its publication in any other media, as soon as such information is known, or as soon as the decision has been made or the agreement signed with the third parties in question. The Company ensures that its reports of relevant information are true, clear and complete at all times.

Conscious of the relevance of this matter and due to its presence in a great variety of markets, Telefónica has undertaken a firm commitment to transparency understood in this manner. This commitment is evidenced by the commission to its Board of Directors to carry out the acts and adopt the measures necessary to (i) ensure the Company’s transparency in the financial markets, in particular informing such markets of the acts, decisions or circumstances that may be relevant for the price of its shares; and (ii) promote the suitable pricing of the Company shares and, where appropriate, of its subsidiaries, taking special care to avoid manipulation and abuse of confidential information.

RELATIONSHIP BETWEEN THE BOARD AND THE EXTERNAL AUDITORS

"Establishment of measures to monitor the independence of the external auditors".

The Board of Directors has established a stable, professional relationship with the Accounts Auditors through the Audit and Control Committee, with strict respect for the Auditor’s independence, thus fulfilling the recommendations of the Olivencia Code. Therefore, the Audit and Control Committee monitors any situations that may jeopardise the independence of the Company’s external Account Auditor and, in particular, supervises the percentage represented by the fees it is paid by the Company in the audit firm’s total revenues.

Finally, in keeping with the legislation in effect, the Company’s Annual Report includes information regarding the fees paid to the external Accounts Auditor, including fees paid for non-audit services.

In compliance with the legal requirements established by legislation in the United States in this matter, and in line with the Aldama Report, audit and similar services provided by the external Company Accounts Auditor must be previously approved by the Audit and Control Committee.

THE GENERAL SHAREHOLDERS’ MEETING

"Measures to make the mechanism for the delegation of votes more transparent, and to encourage communication between the Company and its shareholders".

- With regards to the mechanism in place for delegation of votes, Article 13 of the Regulations of the General Shareholders’ Meeting establishes that all shareholders with a right to attend may be represented by another party, who need not be a shareholder. The representation must be granted specifically for each Meeting, either using the proxy form printed on the attendance card or in any other way envisaged by law. Likewise, shareholders who do not hold the minimum number of shares required to attend the Meeting (300 shares) may delegate the representation of such shares to a shareholder with the right to attend, or join together with other shareholders in the same situation to reach the minimum number of shares. In this case, the grouping of shareholders must appoint a single representative for the group of shares.

Amongst the measures established to encourage communication with shareholders, the following should be highlighted:

(i) In addition to the documents and information required by law, incorporation on the Company website of all the information the Company deems appropriate with regards to the aforementioned objectives and, in particular, as an indication, the following:

- The text of all the proposed resolutions to be submitted to the General Shareholders’ Meeting that have been approved by the Board of Directors, without prejudice to their subsequent modification by the Board prior to the date of the Meeting, when legally possible.

- Information regarding the venue of the General Shareholders’ Meeting and describing, if appropriate, the process for access to the hall.

- Procedure for obtaining attendance cards or certificates issued by the legally authorised bodies.

- Means and procedures to grant proxy for the General Shareholders’ Meeting.

- Should they exist, the means and procedures for remote voting.

- All other issues of interest to follow the meeting, such as the existence of media for simultaneous translation, audiovisual diffusion of the Meeting or information in other languages.

The Company shareholders may obtain all of the aforementioned information through the corporate website, or may request that it be sent to them free of charge through the mechanisms established on the website for this purpose.

(ii) Means for the shareholders to submit suggestions.

Shareholders may, at all times and after accreditation of their identity as such, make suggestions related to the organisation, operation and competencies of the General Shareholders’ Meeting through the Shareholders’ Office.

Likewise, shareholders may request all the information, documentation and clarification they require in relation to the General Shareholders’ Meeting through the Shareholders’ Office, channelled either through the Company website or by phoning the toll-free line for this purpose.

G	OTHER INFORMATION OF INTEREST

List and explain below the contents of any relevant principles or aspects of corporate governance applied by the company that have not been covered by this report.

This section may include any other relevant, but not reiterative information, clarification or detail related to previous sections of the report.

Specifically, indicate whether the company is subject to corporate governance legislation from any country other than Spain and, if so, include the compulsory information to be provided when this is different from that required for this report.

CLARIFICATIONS

General clarification: It is stated for the record that the information set forth in this Report refers to the Fiscal Year ended December 31, 2005, except with respect to those matters where a different reference date is specifically indicated.

Note 1 to Section A.2.] Of the total number of shares set forth in this sub-section and owned directly by La Caixa, 1,370,330 shares (0.028%) were acquired by La Caixa pursuant to agreement to establish an option plan on Telefónica, S.A. shares for certain beneficiary employees. La Caixa cannot dispose of the shares subscribed for, exercise the voting and similar rights attaching thereto or receive the financial returns inherent to ownership of such shares, such that title to the shares is merely formal and fiduciary in nature.

Note 2 to Section B.1.2.] At its meeting of January 25, 2006, after receiving a favourable report from the Nominating, Compensation and Corporate Governance Committee, the Board of Directors resolved to appoint two shareholders as members of the Board of Directors of the Company to fill the two existing vacancies on the Board of Directors, as provided in Article 138 of the Corporations Law.

The following is the information on such two Directors:

    Mr. David Arculus (independent Director) and

    Mr. Peter Erskine (executive Director). He was also appointed a member of the Executive Commission at the same meeting of January 25, 2006.

Furthermore, it is stated for the record that Director Mr. Miguel Horta e Costa tendered his voluntary resignation, of which the Board of Directors took notice at its meeting of March 29, 2006.

Note 3 to Section B.1.7.] As regards Directors of the Company who are also members of the board(s) of directors at other companies listed on official securities markets in Spain, other than those of its Group, the following changes occurred between the end of fiscal year 2005 and the date of approval of this report: (i) the Director Mr. Gonzalo Hinojosa Fernández de Angulo has ceased to be a director of the company Cortefiel, S.A.; (ii) the Director Mr. Luis Lada Díaz has ceased to be a director of the company Sogecable, S.A.; and (iii) the Director Mr. Julio Linares López has become a Director of Sogecable, S.A.

Note 4 to Section B.1.8.] sub-section a). The item "Fixed Compensation" includes: (i) 2,810,779 euros in salaries collected by the Directors in their capacity as executives; and (ii) 3,457,601 euros collected by the members of the Board of Directors as a fixed allowance for belonging to the Board of Directors or its Committees. Furthermore, the six Directors of the Company who are members of the Advisory Councils of Catalonia, Andalusia and Valencia collected a total of 84,999.77 euros during fiscal year 2005.

Note 5 to Section B.1.8.] sub-section b). This item includes: (i) 761,987,67 euros in salaries collected by one of the members of the Board of Directors in his capacity as executive director (Mr. Antonio Viana-Baptista); and (ii) 1,120,560 euros collected by the members of the Board of Directors as a fixed allowance for belonging to the Board of Directors of one of the companies of the Group or of any of their respective Committees.

Note 6 to Section B.1.9.] As regards the remuneration collected by Senior Managers who do not belong to the Board of Directors as executive directors, the following should be noted

a) with respect to Mr. Julio Linares López, only the remuneration collected from January through November 2005 is included, since he was appointed a Director in December of that year.

b) the remuneration of Mr. Ramiro Sánchez de Lerín García- Ovies that is included is that collected since July 27, 2005.

c) the remuneration of Mr. Juan Carlos Ros Brugueras, that is included is that collected since September 28, 2005.

Note 7 to Section B.1.10.] Senior management contracts for members of the Executive Commission include a compensation clause consisting of three annual payments, plus an additional payment depending on their seniority in the Company. Such annual payments comprise the last fixed remuneration and the arithmetic mean of the sum of the last two variable remuneration payments collected under the contract.

Note 8 to Section B.1.23] In addition to the Committees mentioned in this section, the Board of Directors of Telefónica, S.A. has four other Committees, which held the number of meetings indicated below during fiscal year 2005: Regulation Committee (9 meetings), Human Resources and Corporate Reputation Committee (5 meetings), Service Quality and Customer Service Committee (4 meetings) and International Affairs Committee (6 meetings).

Note 9 to Section B.1.24] Pursuant to the requirements of the US securities laws, the information set forth in the Annual Report on form 20-F (which includes the consolidated Annual Accounts of Grupo Telefónica) registered with the Securities and Exchange Commission is certified by the Executive Chairman of the Company, Mr. César Alierta Izuel, and by the General Manager of Finance, Mr. Santiago Fernández Valbuena. However, this certification takes place after such Accounts have been prepared by the Board of Directors of the Company.

Note 10 to Section B.1.30] Fiscal year 1983 was the first fiscal year audited by an independent auditing firm. Prior to that date, the financial statements were reviewed by "censores de cuentas" [chartered accountants]. 1983 is therefore the date used as the base for calculating the percentage for purposes of auditing the Individual Annual Accounts of Telefónica, S.A., and 1991 is the date used to calculate the percentage for the purposes of the Consolidated Annual Accounts, because 1991 was the first fiscal year for which the Annual Consolidated Accounts of Grupo Telefónica were prepared.

Note 11 to Section B.2.1.] The Composition of the Board of Directors’ Committees is the following:

EXECUTIVE COMMITTE

Name	Post
MR. CÉSAR ALIERTA IZUEL	CHAIRMAN
MR. ISIDRO FAINÉ CASAS	MEMBER
MR. GREGORIO VILLALABEITIA GALARRAGA	MEMBER
MR. MAXIMINO CARPIO GARCÍA	MEMBER
MR. CARLOS COLOMER CASELLAS	MEMBER
MR. ANTONIO VIANA-BAPTISTA	MEMBER
MR. JULIO LINARES LOPEZ	MEMBER
MR. RAMIRO SANCHEZ DE LERÍN GARCÍA-OVIES	SECRETARY, NO MEMBER

AUDIT AND CONTROL COMMITTEE

Name	Post
MR. ANTONIO MASSANELL LAVILLA	CHAIRMAN
MR. MAXIMINO CARPIO GARCÍA	MEMBER
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	MEMBER
MR. GREGORIO VILLALABEITIA GALARRAGA	MEMBER
MR. RAMIRO SANCHEZ DE LERÍN GARCÍA-OVIES	SECRETARY, NO MEMBER

NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Post
MR. ALFONSO FERRARI HERRERO	CHAIRMAN
MR. MAXIMINO CARPIO GARCÍA	MEMBER
MR. PABLO ISLA ÁLVAREZ DE TEJERA	MEMBER
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	MEMBER
MR. RAMIRO SANCHEZ DE LERÍN GARCÍA-OVIES	SECRETARY, NO MEMBER

REGULATION COMMITTEE

Name	Post
MR. ENRIQUE USED AZNAR	CHAIRMAN
MR. FERNANDO DE ALMANSA MORENO-BARREDA	MEMBER
MR. GREGORIO VILLALABEITIA GALARRAGA	MEMBER
MR. JULIO LINARES LOPEZ	MEMBER

HUMAN RESOURCES AND CORPORATE REPUTATION COMMITTEE

Name	Post
MR. PABLO ISLA ÁLVAREZ DE TEJERA	CHAIRMAN
MR. ALFONSO FERRARI HERRERO	MEMBER
MR. ANTONIO MASSANELL LAVILLA	MEMBER
MR. ENRIQUE USED AZNAR	MEMBER

SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Name	Post
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	CHAIRMAN
MR. CARLOS COLOMER CASELLAS	MEMBER
MR. LUIS LADA DÍAZ	MEMBER
MR. ANTONIO MASSANELL LAVILLA	MEMBER

INTERNATIONAL AFFAIRS COMMITTEE

Name	Post
MR. FERNANDO DE ALMANSA MORENO-BARREDA	CHAIRMAN
MR. ALFONSO FERRARI HERRERO	MEMBER
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	MEMBER
MR. ENRIQUE USED AZNAR	MEMBER
MR. GREGORIO VILLALABEITIA GALARRAGA	MEMBER

Note 12 to Section C.1.] In addition to the information included in that section, the companies of Telefónica Group provide telecommunications and telemarketing services to various companies of BBVA Group and La Caixa Group, on market terms.

This annual corporate governance report was approved by the company’s Board of Directors at its session held on April 26, 2006.

Indicate the Directors who voted against or abstained from voting on the approval of the present Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 12th, 2006	By:	/s/ Ramiro Sanchez de Lerín García-Ovies
			Name:	Ramiro Sanchez de Lerín García-Ovies
			Title:	General Secretary and Secretary to the Board of Directors